Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BORGWARNER INC.,

SLADE MERGER SUB INC.

and

SEVCON, INC.

Dated as of July 14, 2017

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 14, 2017, is by and among BorgWarner Inc., a Delaware corporation (“Parent”), Slade Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and Sevcon, Inc., a Delaware corporation (the “Company” and together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company with the Company as the surviving corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”), and each issued and outstanding share of common stock of the Company, par value $0.10 per share (each a “Common Share”) (other than Excluded Shares and other than Dissenting Shares) will be converted into the right to receive $22.00 per Common Share in cash (the “Per Common Share Merger Consideration”) and, if the Charter Amendment is enacted, each issued and outstanding share of preferred stock designated as Series A Preferred Stock of the Company, par value $0.10 per share (each a “Preferred Share”, and together with the Common Shares, each a “Company Share”) (other than Excluded Shares and other than Dissenting Shares) will be converted into the right to receive $66.00 per Preferred Share in cash (the “Per Preferred Share Merger Consideration”), in each case without interest and subject to any withholding of Taxes required by applicable Law;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the Charter Amendment and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its Subsidiaries);

WHEREAS, the board of directors of Parent has (i) approved and declared advisable this Agreement and the Charter Amendment and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Merger Sub;

WHEREAS, concurrently with the execution of this Agreement, (i) Meson Capital LP, Meson Constructive Capital LP and Ryan J. Morris (collectively, “Meson Group”) are entering into a Voting and Support Agreement with Parent (the “Meson Voting and Support Agreement”), (ii) Bassi Holding S.r.l ( “Bassi”) is entering into a Voting and Support Agreement with Parent (the “Bassi Voting and Support Agreement” and collectively with the Meson Voting and Support Agreement, the “Voting and Support Agreements”), and (iii) each member of the Company Board and its director emeritus (other than Ryan J. Morris, who has entered into the Meson Voting and Support Agreement) (collectively, the “Director Group”) are entering into Support Agreements with Parent (collectively, the “Director Agreements”);

WHEREAS, concurrently with the execution of this Agreement, each of the Meson Group, Bassi and each member of the Director Group that is a holder of Warrants is entering into a Warrant Acknowledgement Agreement with the Company with respect to each Warrant held by such Persons;

WHEREAS, the parties hereto wish to effect an amendment to the certificate of incorporation of the Company (the “Charter Amendment”) in the form attached hereto as Exhibit A; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and Charter Amendment and also to prescribe various conditions to the Merger and Charter Amendment.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger, and as a result thereof: (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Section 1.1 and in Section 1.2. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” As a result of the Merger, the Surviving Corporation will be a direct or indirect Subsidiary of Parent. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, (i) if the Charter Amendment is enacted, the certificate of incorporation of the Company shall be amended and restated to read as set forth on Exhibit A hereto and shall thereafter be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law or (ii) if the Charter Amendment is not enacted, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time, which shall comply with Section 5.10(b), shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.2 Effective Time. At the Closing, Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be duly executed and filed, in accordance with the DGCL, with the Secretary of State of the State of Delaware and shall make all other filings or recordings required in connection with the Merger. The Merger shall become effective at the time such Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the Parties and specified in the Certificate of Merger (such date and time hereinafter referred to as the “Effective Time”).

Section 1.3 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Chicago time, on the third (3rd) Business Day after satisfaction or waiver of the last of the conditions set forth in Article VI (other than those conditions that by their nature may only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions on the Closing Date), by electronic exchange of documents and signatures, unless another time or date is agreed to in writing by the Parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Laws.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or Merger Sub or any holder of any securities of any of the foregoing:

(a) Capital Stock of Merger Sub. Each share of common stock of Merger Sub, par value $0.10 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.10 per share.

(b) Cancellation of Company Shares. Each outstanding or issued Applicable Company Share that is owned by Parent, Merger Sub or the Company, or by any Subsidiary of Parent, Merger Sub or the Company, immediately prior to the Effective Time (except to the extent held by any such person on behalf of a third party) (collectively, the “Excluded Shares”), shall automatically be canceled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Shares.

(i) Each Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to the Per Common Share Merger Consideration.

(ii) If the Charter Amendment becomes effective in accordance with Section 2.3, each Preferred Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to the Per Preferred Share Merger Consideration.

(iii) As of the Effective Time, all of the Applicable Company Shares referenced in subsections (i) and (ii) above shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Company Shares (a “Certificate”) or book-entry Company Shares (“Book-Entry Shares”) (other than Dissenting Shares and Excluded Shares) shall cease to have any rights with respect to such Company Shares, except, in all cases, the right to receive, with respect to the Common Shares, the Per Common Share Merger Consideration and, if the Charter Amendment becomes effective in accordance with Section 2.3, with respect to the Preferred Shares, the Per Preferred Share Merger Consideration, in each case without interest and in accordance with Section 2.2, and each Certificate formerly representing Dissenting Shares (and each Dissenting Share that is a Book-Entry Share) shall thereafter only represent the right to receive the payment to which reference is made in Section 2.2(i). The right of any holder of any Company Share to receive either the Per Common Share Merger Consideration or the Per Preferred Share Merger Consideration, if and as applicable, shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(d) Company Stock Awards. The Company and the Company Board shall take all requisite action, including adopting resolutions as are necessary to effect the transactions in this Section 2.1(d), so that:

(i) Each option outstanding immediately prior to the Effective Time to purchase Common Shares (“Company Stock Option”) under any stock option plan of the Company, including the Company’s 1996

Equity Incentive Plan, as amended and restated, and any other plan, agreement or arrangement of the Company (collectively, the “Company Equity Plan”), shall, automatically and without any required action on the part of the holder thereof, be canceled and, in exchange therefor, each holder of any such canceled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, a payment in cash of an amount, equal to the product of (i) the total number of Common Shares subject to such cancelled Company Stock Option assuming all performance-based vesting conditions have been fully satisfied and (ii) the excess, if any, of (A) the Per Common Share Merger Consideration over (B) the exercise price per Common Share subject to such canceled Company Stock Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (i) any such Company Stock Option with respect to which the exercise price per Common Share subject thereto is equal to or greater than the Per Common Share Merger Consideration shall be canceled in exchange for no consideration and (ii) such Option Payments may be reduced by the amount of any required Tax withholdings. The Option Payments shall be made in accordance with Section 2.2(j), including any vesting schedule referred to therein. From and after the Effective Time, no Company Stock Option shall be exercisable and each Company Stock Option shall only entitle the holder thereof to the payment provided for in this Section 2.1(d)(i).

(ii) Each award of Common Shares outstanding immediately prior to the Effective Time that is subject to forfeiture or other restrictions (“Restricted Shares”) granted pursuant to a Company Equity Plan shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the Per Common Share Merger Consideration pursuant to Section 2.1(c), with respect to the number of Common Shares subject to such award assuming all performance-based vesting conditions have been fully satisfied (such amounts payable hereunder, the “Restricted Share Payments”). The Restricted Share Payments shall be made in accordance with Section 2.2(j), including any vesting schedule referred to therein.

(iii) At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company Stock Options and Restricted Shares (collectively, the “Company Equity Awards”) pursuant to Section 2.1(d)(i) through Section 2.1(d)(ii) and (y) cause the Company Equity Plan to terminate at or prior to the Effective Time. The Company and the Company Board shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(e) Anti-Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Applicable Company Shares shall have been changed into a different number of Applicable Company Shares or different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, business combination, tender or exchange offer, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Per Common Share Merger Consideration and/or Per Preferred Share Merger Consideration, as and if applicable, shall be appropriately adjusted to provide the holders of such Applicable Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to Section 2.2 after giving effect to any such event exceed the amount that would have been payable pursuant to Section 2.2 had such event not occurred and (ii) nothing in this Section 2.1 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

Section 2.2 Disposition of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Closing, Parent shall appoint a U.S.-based nationally recognized bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Per Common Share Merger Consideration to the holders of the Common Shares and, if the Charter

Amendment becomes effective in accordance with Section 2.3, the Per Preferred Share Merger Consideration to the holders of Preferred Shares. Parent will enter into a paying agent agreement with the Paying Agent (the “Paying Agent Agreement”) on terms reasonably acceptable to the Company prior to the Closing. Prior to or at the Closing, Parent shall deposit with the Paying Agent cash in immediately available funds in the amount necessary for payment in accordance with Section 2.1 and this Section 2.2 of the aggregate Per Common Share Merger Consideration and, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration payable pursuant to this Agreement (such total deposited cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make payments of the Per Common Share Merger Consideration and, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement. The Payment Fund shall not be used for any other purpose.

(b) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Applicable Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of Applicable Company Shares outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Applicable Company Shares except as otherwise provided for herein. From and after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent, Parent or the Surviving Corporation for any reason (other than Certificates or Book-Entry Shares representing Excluded Shares and Dissenting Shares) shall be canceled and exchanged for the Per Common Share Merger Consideration or, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration, as applicable, payable in respect of such Applicable Company Shares pursuant to this Article II.

(c) Payment Procedures.

(i) As soon as possible after the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding Applicable Company Shares (other than Excluded Shares and Dissenting Shares) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably agree) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Per Common Share Merger Consideration or Per Preferred Share Merger Consideration, as and if applicable, to which the holder thereof is entitled. Upon surrender of any Certificate (or affidavit of loss in lieu thereof) to the Paying Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor an amount of cash in immediately available funds equal to (x) with respect to Certificates representing Common Shares: (1) the number of Common Shares represented by such Certificate (or affidavits of loss in lieu thereof) multiplied by (y) the Per Common Share Merger Consideration (less any required Tax withholdings as provided in Section 2.2(h)) and (y) if the Charter Amendment becomes effective in accordance with Section 2.3, with respect to Certificates representing Preferred Shares: (1) the number of Preferred Shares represented by such Certificate (or affidavits of loss in lieu thereof) multiplied by (y) the Per Preferred Share Merger Consideration (less any required Tax withholdings as provided in Section 2.2(h)), and in each case the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Applicable Company Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable pursuant to this Section 2.2.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Common Share Merger Consideration or Per Preferred Share Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Applicable Company Shares were converted into the right to receive the Per Common Share Merger Consideration or Per Preferred Share Merger Consideration, as and if applicable, shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other documentation or evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (x) with respect to each Book-Entry Share representing a Common Share, the Per Common Share Merger Consideration in respect of each such Common Share (less any required Tax withholdings as provided in Section 2.2(h)) and (y) if the Charter Amendment becomes effective in accordance with Section 2.3, with respect to each Book-Entry Share representing a Preferred Share, the Per Preferred Share Merger Consideration in respect of each such Preferred Share (less any required Tax withholdings as provided in Section 2.2(h)), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(d) Termination of Payment Fund. Any portion of the Payment Fund which remains unclaimed for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Applicable Company Shares prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent, and the Surviving Corporation and Parent shall be jointly and severally liable and only as general creditors thereof for payment of the Per Common Share Merger Consideration or, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration (subject to abandoned property, escheat or similar Laws).

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent, Representative or Affiliate thereof, shall be liable to any Person in respect of the Per Common Share Merger Consideration or, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law in accordance with the terms of this Agreement.

(f) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent (on behalf of the Surviving Corporation). Any net profit resulting from, or interest or income produced by, such investments shall be paid to the Surviving Corporation or Parent (at Parent’s election). To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt cash payments of the aggregate Per Common Share Merger Consideration and, if the Charter Amendment becomes effective in accordance with Section 2.3, the Per Preferred Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund required so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Common Share Merger Consideration or, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration payable in respect thereof, pursuant to this Agreement.

(h) Withholding Rights. Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any

Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Applicable Company Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Per Common Share Merger Consideration or Per Preferred Share Merger Consideration. Such holders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Rights, then the right of such holder to be paid such consideration as is determined to be due pursuant to Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Per Common Share Merger Consideration or Per Preferred Share Merger Consideration, as and if applicable, in each case without interest and reduced by the amount of any withholding that is required under applicable Tax Law. The Company shall promptly deliver to Parent notice of any written demands received by the Company for appraisal of any Applicable Company Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not without the prior written consent of Parent make any payment with respect to (unless required by a Governmental Entity of competent jurisdiction pursuant to a final non-appealable order), or offer to make any such payment or settle or offer to settle, any such demands.

(j) Company Equity Award Payments.

(i) The Option Payments and the Restricted Share Payments in respect of Company Stock Options and Restricted Shares which are vested as of immediately prior to the Effective Time or automatically vest by their terms as a result of the consummation of the transactions contemplated by this Agreement shall be paid to such grantees, less any required withholding taxes and any additional withholding to which the holder has agreed, promptly after the Effective Time (and not later than the first regularly scheduled payroll date not less than five (5) Business Days after the Effective Time).

(ii) The Option Payments and the Restricted Share Payments, or portions thereof, in respect of those Company Stock Options and Restricted Shares, or portions thereof, that are not vested as of the Effective Time and would have vested in accordance with their terms on or prior to December 31, 2018 assuming (x) continued employment or service through the date on which the Company Stock Option or Restricted Share (or portion thereof), as applicable, is scheduled to become vested and (y) achievement of the applicable performance-based vesting conditions (if any) at 100% shall be paid to the holders of such awards, less any required withholding taxes and any additional withholding to which the holder has agreed, promptly after the Effective Time (and not later than the first regularly scheduled payroll date not less than five (5) Business Days after the Effective Time), with the performance period related to any such Restricted Shares or Company Stock Options treated as a time based vesting term and condition.

(iii) The Option Payments and the Restricted Share Payments, or portions thereof, in respect of those Company Stock Options and Restricted Shares, or portions thereof, that are not vested as of the Effective Time and would have vested in accordance with their terms on or after January 1, 2019 assuming (x) continued employment or service through the date on which the Company Stock Option or Restricted Share (or portion thereof), as applicable, is scheduled to become vested and (y) the achievement of the applicable performance-based vesting conditions (if any) at 100% shall vest and become payable to the holders of such awards in accordance with the vesting schedule, terms and conditions applicable to such Company Equity Awards immediately prior to the Effective Time, less any required withholding taxes and any additional withholding to which the holder has agreed; provided, however, that if any such holder’s employment or service, as applicable, is terminated prior to the vesting of any such Company Stock Options or Restricted Shares, or any portion thereof, as a result of death, disability or retirement (as determined by Parent under its equity compensation practices), such holder shall be entitled to receive a portion of the Option Payment or Restricted Share Payment, as applicable, which is equal to the Option Payment or the Restricted Share Payment, as applicable, multiplied by a fraction, the numerator of which is the number of days in the period beginning on the Closing Date and ending on the date of termination and the denominator of which is the number of days in the period beginning on the Closing Date and ending on the day that the Company Stock Option or the Restricted Share, as applicable, would have been fully vested, less any required withholding taxes and any additional withholding to which the holder has agreed; provided, further that the performance metrics applicable to such Company Stock Options and Restricted Shares shall no longer apply and such Company Stock Options and Restricted Shares shall be subject only to service-based vesting.

(iv) The Option Payments and Restricted Share Payments in respect of any other Company Equity Award which is not covered in clauses (i), (ii) or (iii) of this Section 2.2(j) above, shall be paid to such grantees, less any required withholding taxes and any additional withholding to which the holder has agreed, promptly after the Effective Time (and not later than the first regularly scheduled payroll date not less than five (5) Business Days after the Effective Time).

Section 2.3 Charter Amendment. Subject to the terms and conditions of this Agreement and receipt of the Charter Amendment Approval, prior to the Closing, the Company shall file the Charter Amendment with the Secretary of State of the State of Delaware in accordance with the DGCL and shall ensure that the Charter Amendment shall have become effective. For the avoidance of doubt, if the Charter Amendment is not adopted by the Charter Amendment Approval and Parent nevertheless waives the condition set forth in Section 6.2(e) and the Closing occurs, each Preferred Share outstanding immediately prior to the Closing shall remain outstanding and shall be unaffected by the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) which shall be arranged according to the sections or subsections contained in this Article III (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to each other section or subsection in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other section or subsection) or (b) disclosed in the Company SEC Documents filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (including exhibits, annexes and schedules attached to or incorporated by reference into such Company SEC Documents) (“Publicly Available Company SEC Documents”) (excluding any risk factor disclosures contained in the “Risk Factors” section thereof, any disclosure of risks contained in any “forward-looking statements” disclaimer, or any other disclosure or statements to the extent they are similarly predictive or forward-looking in nature); provided, however, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Sections 3.1, 3.2, 3.3, 3.4, 3.23, 3.24 or 3.25, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) Section 3.1 of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of the Company and each of its Subsidiaries (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”) as of the date of this Agreement. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each (i) Subsidiary of the Company is an entity duly organized, validly existing and (to the extent such concept exists in the jurisdiction where the applicable entity is organized) in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (ii) Acquired Company is duly qualified or licensed to do business and (to the extent such concept exists in the applicable jurisdiction) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except with respect to each of clause (i), as has not and would not reasonably be expected to materially and adversely affect the Company and its Subsidiaries, taken as a whole, and clause (ii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of (i) the Company’s certificate of incorporation and bylaws, including all amendments thereto (the items described in clause (i), collectively, the “Company Constituent Documents”) and (ii) the certificate of incorporation, articles of incorporation, bylaws or shareholders Contract and other charter or comparable organizational documents, including all amendments thereto, of each Subsidiary of the Company (the items described in clause (ii) above, the “Subsidiary Organizational Documents”). The Company Constituent Documents are in full force and effect and the Company is not in violation of their provisions. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, the Subsidiary Organizational Documents are in full force and effect and no Subsidiary is in violation of its Subsidiary Organizational Documents. The Company has no Subsidiaries, except for the entities identified in Section 3.1(a) of the Company Disclosure Letter. None of the Acquired Companies holds or has agreed to acquire any loan capital or has any equity interest in, or any material interest convertible into or exchangeable or exercisable for any equity interest in, any other entity other than (x) another Acquired Company or (y) for securities held in connection with such Acquired Company’s passive investing activities.

(c) (i) On June 3, 2017, the Company and (translated into English as Xuchang Fuhua Glass Co., Ltd.) (the “Former JV Partner”) entered into that certain Equity Transfer Agreement and that certain Agreement on Termination of the Contract of Joint Venture and of the Articles of Association of the Former Joint Venture (collectively, a “JV Buy-Out Contracts”). The transactions contemplated by the JV Buy-Out Contracts have been consummated in accordance with the terms of such Contracts and all applicable requirements of Laws, and have been duly and validly approved by, and registered with, each Governmental Entity from which a consent, approval, authorization or registration was required in connection therewith. The JV Buy-Out Contracts are legally valid and binding obligations of each of the Company and, to the knowledge of the Company, the Former JV Partner, are in full force and effect, have not been amended, modified or supplemented, and the Company has not waived any of its rights thereunder. Except for those expressly contemplated in the JV Buy-Out Contracts, there are no ancillary or other documents, instruments or agreements related to the JV Buy-Out Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (true, correct and complete copies of which have been made available to Parent). There are no defaults under the JV Buy-Out Contracts by either the Company or, to the knowledge of the Company, the Former JV Partner and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, the Former JV Partner. The Company has made available to Parent true, correct and complete copies of the JV Buy-Out Contracts and any related documents, instruments or agreements furnished in connection with the receipt of the consent, approval, authorization or registration by any Governmental Entity of the transactions contemplated by the JV Buy-Out Contracts.

(ii) The execution, delivery and performance of the JV Buy-Out Contracts did not and will not (A) conflict with or violate the Company Constituent Documents or the Subsidiary Organizational Documents or (B) result in any breach or violation of, result in a counterparty having a contractual right to a change of control or similar payment or to an increase in benefits under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of the Acquired Companies pursuant to the terms of, any Contract to which the Company or any of its Subsidiaries was or is a party, except in the case of clause (B) above, as, individually or in the aggregate, has not had and would not reasonably be expected to materially and adversely affect the Company and its Subsidiaries (taken as a whole). The execution, delivery and performance of this Agreement and the Warrant Acknowledgment Agreements by the Company does not, and the consummation by the Company of the Merger and the Charter Amendment will not, result in any breach or violation of, result in a counterparty having a contractual right to a change of control or similar payment or to an increase in benefits under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of the Acquired Companies pursuant to the terms of, any JV Buy-Out Contract or any ancillary or related documents, instruments or agreements.

(iii) As of the date of this Agreement, there is no civil, criminal or administrative suit, claim, action, proceeding, arbitration or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any of their respective officers, directors or employees in their capacities as such relating to the JV Buy-Out Contract or otherwise brought or threatened to be brought by the Former JV Partner against the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors or employees in their capacities as such, is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that relates to the JV Buy-Out Contracts.

(iv) As of the Closing Date, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, (x) there is no civil, criminal or administrative suit, claim, action, proceeding, arbitration or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any of their respective officers, directors or employees in their capacities as such relating to the JV Buy-Out Contract or otherwise brought or threatened to be brought by the Former JV Partner against the Company or any of its Subsidiaries and (y) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors or employees in their capacities as such, is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that relates to the JV Buy-Out Contracts.

Section 3.2 Capital Stock.

(a) Each of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and free of, and not issued in violation of, any preemptive rights. The equity ownership of each Subsidiary as of the date hereof are set forth in Section 3.2(a) of the Company Disclosure Letter. All shares and other equity interests of the Subsidiaries of the Company are owned by the Company or another wholly owned Subsidiary of the Company and, except as set forth in Section 3.2(a) of the Company Disclosure Letter, are free and clear of all security interests, liens, claims, pledges, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws.

(b) The authorized capital stock of the Company consists of (i) 20,000,000 Common Shares and (ii) 1,000,000 preferred shares, par value $0.10 per share of which 465,500 are designated as Series A Preferred Shares. As of the close of business on July 11, 2017 (the “Specified Date”), there were (i) 5,689,361 Common Shares (which includes 315,140 Restricted Shares) issued and outstanding, not including Common Shares held in treasury, (ii) 422,433 Preferred Shares issued and outstanding, not including Preferred Shares held in treasury,

(iii) 41,260 Company Shares (all of which are Common Shares) subject to issuance pursuant to the exercise of outstanding Company Stock Options under the Company Equity Plan (with a weighted-average exercise price of $10.07), (iv) 559,259 Company Shares (all of which are Common Shares) subject to issuance pursuant to the exercise of outstanding Warrants and (v) 69,641 Company Shares (all of which are Common Shares) reserved for issuance and available for grant under the Company Equity Plan (not including the Company Shares in clause (iii)). As of the Specified Date and as of the Effective Time, (i) each Preferred Share is and will be convertible into Common Shares at the conversion ratio of three (3) Common Shares for every one Preferred Share and (ii) each Warrant has an exercise price of $10.00 per Common Share underlying such Warrant. Except as set forth above, (A) there are not outstanding or authorized (1) any securities of any Acquired Company convertible into or exchangeable for shares of capital stock or voting securities of any Acquired Company or (2) any options, calls, warrants, pre-emptive rights, anti-dilution rights or shareholder rights plans, or other similar rights, agreements or commitments, that obligate any Acquired Company to issue or sell any shares of capital stock or other equity securities of any Acquired Company or any securities or obligations convertible into or exchangeable for capital stock or voting securities of any Acquired Company, (B) there are no outstanding obligations of any Acquired Company to repurchase, redeem or otherwise acquire any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Acquired Company that is not a wholly-owned Subsidiary of the Company, (C) no Acquired Company has outstanding any phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of any Acquired Company and there are no outstanding stock appreciation rights issued by any Acquired Company with respect to the capital stock of any Acquired Company (the items described in clauses (A) and (C), “Company Stock Equivalents”), (D) there are no voting trusts or other agreements or understandings to which any of the Acquired Companies is a party with respect to the voting of capital stock of any Acquired Company, and (E) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Acquired Companies may vote (“Company Voting Debt”). From the close of business on the Specified Date through the date of this Agreement, the Company has not issued any Company Shares (other than for Company Shares in respect of Company Stock Options or Warrants granted and outstanding as of the close of business on the Specified Date or in connection with the conversion of any Preferred Shares outstanding as of the close of business on the Specified Date) or other class of Company equity security. Each of the outstanding Company Shares is, and each Company Share that is issued after the execution hereof pursuant to any Company Stock Option, other Company Equity Award, Warrant or Preferred Share will be (when issued in accordance with the terms thereof), duly authorized, validly issued, fully paid and nonassessable and free of, and not issued in violation of, any preemptive rights.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a complete and accurate list of the following information with respect to each Company Equity Award outstanding as of the close of business on the Specified Date: (i) the name of the holder of each Company Equity Award; (ii) the number and class of Common Shares subject to each such Company Equity Award held by such holder; (iii) the grant date, exercise or base price, expiration date and vesting schedule of each such Company Equity Award, as applicable; (iv) the extent to which such Company Equity Award is vested and exercisable as of the date of this Agreement; (v) the extent to which such Company Equity Award will become vested as a result of the transactions contemplated by this Agreement in accordance with its terms, and (vi) the Company Equity Plan pursuant to which each such Company Equity Award was granted. The exercise price of each Company Stock Option is equal to or greater than the fair market value of the Company Shares subject to such Company Stock Option (determined as of the date such Company Stock Option was granted). Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth a complete and accurate list of the following information with respect to each Warrant outstanding as of the close of business on the Specified Date: (i) the name of the holder of each Warrant; (ii) the number and class of Company Shares subject to each such Warrant held by such holder, and (iii) the issuance date, exercise price and expiration date of each such Warrant. The exercise price of each Warrant is equal to or greater than the fair market value of the Company Shares subject to such Warrant (determined as of the date such Warrant was granted). True and complete copies of all Warrants outstanding as of the date of this Agreement have been made available to Parent. True and complete copies of all Warrant Acknowledgment Agreements entered into by the Company prior to or contemporaneously with the execution and delivery of this Agreement have been made available to Parent.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the close of business on the date of this Agreement, the amount of indebtedness for borrowed money of the Company and its Subsidiaries (including any guarantee of any indebtedness for borrowed money of any Person).

(f) No lender or creditor under any Credit Agreement or other material indebtedness for borrowed money of any Acquired Company, or related pledge, guarantee or security agreement, has foreclosed on or exercised its right to take possession of or title to any collateral or other property of any Acquired Company pledged to it or in which it otherwise has a security interest under any such agreement, and no lawsuit, action, proceeding or arbitration is pending by a lender or creditor under any such agreement in which it is seeking to enforce its rights with respect to any such collateral or other property.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each of the Warrant Acknowledgement Agreements and to perform its obligations hereunder and thereunder and subject (i) in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote thereon (the “Company Merger Approval”) and (ii) in the case of the Charter Amendment, (A) at least a majority of the outstanding Common Shares entitled to vote thereon and (B) at least a majority of the outstanding Preferred Shares entitled to vote thereon, voting as a class, in each case to adopt the Charter Amendment (collectively, the “Charter Amendment Approval” and, collectively with the Company Merger Approval, the “Company Stockholder Approvals”), to consummate the Charter Amendment and the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Warrant Acknowledgement Agreements by the Company and the consummation by the Company of the Merger and the Charter Amendment and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (other than the Company Stockholder Approvals), and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the Warrant Acknowledgement Agreements or to consummate the Charter Amendment or the transactions contemplated hereby or thereby, subject, in the case of the consummation of the Merger, to obtaining the Company Merger Approval and to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL and, in the case of the consummation of the Charter Amendment, to obtaining the Charter Amendment Approval and the filing of the Charter Amendment with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement and each of the Warrant Acknowledgment Agreements executed at or prior to the execution and delivery of this Agreement has been and, upon their execution, any other Warrant Acknowledgement Agreements will be, duly and validly executed and delivered by the Company and, assuming the due authorization and the valid execution and delivery of this Agreement by the other parties hereto constitutes and assuming the due authorization and the valid execution and delivery of each of the Warrant Acknowledgement Agreements by the other parties thereto, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws relating to or affecting creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the Charter Amendment and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement, the Charter Amendment and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its Subsidiaries) (such determination, the “Company Determination”), and (iii) adopted a resolution recommending that the Charter Amendment and this Agreement be adopted by the stockholders of the Company in accordance with the provisions of the DGCL (such recommendation, the “Company Recommendation”), which resolution has not been rescinded, modified or withdrawn in any way except, if applicable, to the extent permitted by Section 5.3. The Company Merger Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required to consummate the Merger and the Charter Amendment Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required to consummate the Charter Amendment. Neither the affirmative vote of the holders of outstanding Company Shares or any class thereof or of any other securities of the Company is necessary to consummate any transaction contemplated by this Agreement other than the Merger and the Charter Amendment.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement and the Warrant Acknowledgment Agreements by the Company do not, and the consummation by the Company of the Merger and the Charter Amendment will not, (i) conflict with or violate the Company Constituent Documents or the Subsidiary Organizational Documents, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all notices and filings described in such clauses have been made, violate any international, European Union, national, federal state or local statute, law, ordinance, rule, regulation, order, judgment or decree (collectively, “Law”) or any settlement, injunction or award of any Governmental Entity, in each case that is applicable to the Company or any of its Subsidiaries, or (iii) result in any breach or violation of, result in a counterparty having a contractual right to a change of control or similar payment or to an increase in benefits under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of the Acquired Companies pursuant to the terms of, any Contract to which the Company or any of its Subsidiaries is a party, except in the case of clauses (ii) and (iii) above, as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the Warrant Acknowledgment Agreements by the Company do not, and the consummation by the Company of the Charter Amendment and the transactions contemplated hereby will not, require any consent, approval, order, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. Governmental Entity, except (i) as required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and the rules and regulations promulgated thereunder) (including the filing of the Proxy Statement) and under state securities and “blue sky” Laws, (ii) as required under any applicable Antitrust Law, (iii) pursuant to the applicable requirements of the NASDAQ Capital Market, (iv) in the case of the Merger, for the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and in the case of the Charter Amendment, for the filing with the Secretary of State of the State of Delaware of the Charter Amendment in accordance with the DGCL, and (v) as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company and its Subsidiaries have filed or furnished, as applicable, all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by them with or to the United States Securities and Exchange Commission (the “SEC”) since January 1, 2012 (all such forms, reports, statements, schedules, certificates, documents, exhibits and other information incorporated therein, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished, as applicable. Except to the extent that information in any Company SEC Document has been amended, revised or superseded by a Company SEC Document subsequently filed or furnished (any such amendment, revision or superseding document with respect to a Company SEC Document filed or furnished prior to the date hereof having also been filing or furnished prior to the date hereof), none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act and neither the Company nor any Subsidiary of the Company is subject to the periodic reporting or corporate governance requirements of any foreign Governmental Entity that performs a similar function to that of the SEC or the requirements of any securities exchange or quotation system, other than the Company’s obligations with respect to the listing of its Company Shares or the NASDAQ Capital Market.

(b) The consolidated annual and quarterly financial statements of the Company and its Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto and (ii) present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods indicated therein (subject, in the case of unaudited financial statements, to notes and normal year-end audit adjustments), in each case in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

(c) The Company (i) maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and (ii) as of the date of this Agreement, has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Copies of all such disclosures referred to in clause (ii) of the preceding sentence since January 1, 2015 (or written summaries, in the case of disclosures made orally) have been made available to Parent. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX, and based on Company management’s most recent such assessment prior to the date of this Agreement, the chief executive officer and chief financial officer of the Company concluded that such controls were effective. The Company’s system of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that Company transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with the authorization of management, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that would materially affect the consolidated financial statements of the Company and its Subsidiaries.

(d) Since January 1, 2012, the then-acting Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the statements contained in such certifications are accurate; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received written notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2012, (i) neither the Company nor any Subsidiary of the Company which was then a reporting company under the Exchange Act, nor to the knowledge of the Company, any director, officer or outside auditor of the Company or any such Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or its Subsidiaries or any of their officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company. The Company is, and since January 1, 2012 has been, in compliance in all material respects with (i) the applicable provisions of SOX and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market.

(f) The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received from January 1, 2015 to the date of this Agreement relating to the Company SEC Documents and all written responses of the Company or its Subsidiaries thereto. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and (ii) to the knowledge of the Company, none of the Company SEC Documents (other than any confidential treatment requests) is under ongoing SEC review. As of the date of this Agreement, to the knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices or compliance with the Exchange Act, Securities Act or other securities laws of the Company or its Subsidiaries.

Section 3.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as at September 30, 2016 (or the notes thereto), (b) incurred in the ordinary course of business since September 30, 2016, (c) incurred in connection with this Agreement or the transactions contemplated by this Agreement, or (d) that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

Section 3.7 Proxy Statement; Company Information. The information relating to the Company and its Subsidiaries to be contained in the Proxy Statement and any other documents filed with the SEC in connection with this Agreement will comply as to form in all material respects with the requirements of applicable Law, and will not, on the date the Proxy Statement is first mailed to holders of Company Shares or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 3.8 Absence of Certain Changes or Events. From and including October 1, 2016 through the date of this Agreement, (a) other than in connection with the negotiation and execution of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, (b) there has not occurred any condition, event, change, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect, (c) there has not been any action taken or not taken that, if it occurred after the date hereof, would have resulted in a breach of clauses (b) (ii), (iv), (v), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xv), (xvi), (xix), (xx), (xxii), (xxiv), (xxvi), or, to the extent relating to the foregoing, (xxvii) of Section 5.1 and (d) neither the Company nor any of its Subsidiaries have: (1) increased the compensation or benefits of any current or former director, officer or employee except for any grant or payment of bonus awards in the ordinary course of business consistent with past practice which does not exceed $100,000 or merit- or promotion-based increases in base salary made in the ordinary course of business consistent with past practice which does not exceed 5% of any such individual’s base salary, (2) established, amended, terminated or adopted any Company Plan (or any employee benefit plan, policy, agreement or arrangement which would be a Company Plan if in effect on the date hereof), (3) accelerated the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, (4) failed to make any required contributions under any Company Plan, or (5) hired, engaged or terminated the employment or services of any director, officer or employee with an annual base salary in excess of $125,000.

Section 3.9 Litigation.

(a) (i) There is no civil, criminal or administrative suit, claim, action, proceeding, arbitration or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any of their respective officers, directors or employees in their capacities as such, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors or employees in their capacities as such, is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b) As of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the consummation of the Merger or the Charter Amendment.

Section 3.10 Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are in, and at all times since January 1, 2014 have been in, compliance with all Laws applicable to them or by which any of their respective properties are bound.

(b) Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company and its Subsidiaries have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. All Permits of the Company and its Subsidiaries are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is party to any Action that would reasonably be expected to result in the revocation, withdrawal, suspension, cancellation, termination, or modification with respect to any Permit, nor to the knowledge of the Company is any such Action threatened.

(d) To the knowledge of the Company, the Company and its Subsidiaries are not, nor have they been since January 1, 2012, under investigation by the Department of Justice (the “DOJ”), the Department of Transportation, the Federal Trade Commission, any state Attorney General or any other Governmental Entities for any violation of or non-compliance with any Laws that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there is not pending and no Person has filed since January 1, 2012 against the Company or any of its Subsidiaries a claim or action relating to the Company or its Subsidiaries under any foreign, federal or state whistleblower statute, including under the False Claims Act (31 U.S.C. § 3729 et seq.) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(e) The Company and its Subsidiaries are and at all times since January 1, 2012 have been in compliance in all material respects with the False Claims Act of 1863, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, and the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1 et seq.), and any other similar foreign Laws applicable to them regarding the use of funds for political activity or commercial bribery (collectively, “Anticorruption Laws”). To the knowledge of the Company, the Company is not as of the date of this Agreement investigating any whistleblower allegations alleging non-compliance by the Company or any of its Subsidiaries with the Anticorruption Laws. There are no situations with respect to the business of the Company or any of its Subsidiaries which involved in any material respect since January 1, 2015 or involve (i) the use of any Acquired Company funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (ii) the making of any direct or indirect unlawful payments to government officials or employees from Acquired Company funds. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with applicable Anticorruption Laws.

(f) Except for such matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect, to the extent applicable to the applicable Acquired Company, (i) the Company and its Subsidiaries are and at all times since January 1, 2015 have been in compliance with all applicable Law concerning the exportation of, or international trade in, any products, technology or technical data and services, including any applicable such Law administered by the United States Department of Commerce, the United States Department of State, and the United States Department of the Treasury; and (ii) the Company and its Subsidiaries are in compliance with any applicable anti-boycott regulations enacted and/or administered by the United States Department of Commerce and the European Union and any Member State of the European Union and with all applicable laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security.

(g) Except for such matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect, there have not been and there are no facts or circumstances that may reasonably be expected to result in the administrative liability of the Acquired Companies pursuant to the Italian Legislative Decree no. 231, dated June 8, 2001 (as from time to time in force).

Section 3.11 Benefit Plans.

(a) Section 3.11(a)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan; provided, however, that with respect to employment Contracts, Section 3.11(a)(i) of the Company Disclosure Letter shall set forth each form of employment Contract and each individual employment

Contract which has terms that materially differ from the forms of employment Contracts listed or is required to be listed on Section 3.15(a)(x) of the Company Disclosure Letter. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, fringe benefit, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, unemployment benefits, sick leave, vacation pay, salary continuation for disability, hospitalization, health or medical benefit, life insurance, fringe benefit, flexible spending account, scholarship, employment or other compensation or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, and whether or not terminated, under which any current or former employee, director or natural-person independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits or the Company or any of its Subsidiaries has any current or future potential liability (including contingent liability) to or on behalf of any current or former employee, officer, director or natural-person independent contractor of the Company or any of its Subsidiaries (including an obligation to make contributions). Section 3.11(a)(ii) of the Company Disclosure Letter sets forth a true and complete list of each Company Plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA maintained, sponsored, contributed to or required to be contributed to by the Company or any of its ERISA Affiliates currently or with respect to which the Company or any of its ERISA Affiliates has any current or future potential liability (including contingent liability) (each, a “Pension Plan”). With respect to each Company Plan required to be listed on Section 3.11(a)(i) of the Company Disclosure Letter, the Company has made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) all plan documents, including all amendments, (ii) all related trust agreements or other funding instruments, insurance contracts and administrative contracts, (iii) the most recent determination or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description, including any summaries of material modifications, (v) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year, (vi) the actuarial reports for the three most recently completed plan years, (vii) all written correspondence with any Governmental Entity received since January 1, 2014 which relates to any Action or threatened Action involving a Company Plan, and (viii) any discrimination, coverage or similar annual tests performed during the last plan year.

(b) With respect to the Company Plans:

(i) each Company Plan, other than Company Plans maintained by the Company or any of its Subsidiaries primarily for the benefit of employees working outside the United States or otherwise subject to the Laws of any jurisdiction outside of the United States (each a “Foreign Company Plan”) has been established and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code;

(ii) no transaction or other event has occurred with respect to any Company Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA (an “ERISA Plan”) that would reasonably be expected to subject the Company or any of its Subsidiaries to either a material civil penalty assessed pursuant to Section 409, 502(i) or 502(l) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code and, except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, no non-exempt prohibited transaction, as described in Section 406 of ERISA has occurred with respect to any Company Plan;

(iii) all contributions required to be made under the terms of any Company Plan and any applicable Laws have, in all material respects, been timely made and all obligations in respect of each Company Plan as of the date hereof have, in all material respects, been accrued and are reflected in the Company’s financial statements to the extent required by GAAP;

(iv) each ERISA Plan intended to be qualified under Section 401(a) of the Code has received, or is otherwise entitled to rely on, a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and to the knowledge of the Company, nothing has occurred that would reasonably be expected to cause any such Company Plan to not be so qualified;

(v) except for routine claims for benefits, there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the Company Plans (or any assets of a trust related thereto) or any fiduciaries thereof with respect to their duties to any of the Company Plans, nor, to the knowledge of the Company, are there facts and circumstances that exist that would reasonably be expected to give rise to any such Actions; and

(vi) each Foreign Company Plan (A) has been established, maintained and operated in all material respects in accordance with all applicable requirements of Laws, (B) if intended to qualify for special Tax treatment, has in all material respects met the requirements for such treatment, and (C) if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(c) With respect to each Pension Plan, (i) no proceeding has been initiated by the Pension Benefit Guaranty Corporation (the “PBGC”) or the Company to terminate such plan; (ii) during the six (6) years prior to the date hereof, there has been no “reportable event” (as such term is defined in Section 4043 of ERISA) other than events for which the thirty (30) day notice period has been waived; (iii) no unsatisfied liability (other than for premiums to the PBGC not yet due) under Title IV or Section 302 of ERISA (including any liability related to any filing required in connection with a reportable event) has been, or is expected to be, incurred by the Company or any of its ERISA Affiliates; (iv) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date; (v) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of such plan’s benefit liabilities under Section 4001(a)(16) of ERISA did not exceed the then current value of such plan’s assets, or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the consolidated financial statements of the Company and its Subsidiaries; (vi) no plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year; (vii) no plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA; and (viii) there are no funding-based limitations (within the meaning of Section 436 of the Code) currently in effect. Neither the Company, any of its Subsidiaries, nor any of its current or former ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).

(d) Neither the Company nor any of its Subsidiaries has any obligations for post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law. Neither the Company nor any of its Subsidiaries has any obligation to provide welfare benefits to any Person who is not a current or former employee of the Company or any of its Subsidiaries, or a beneficiary thereof.

(e) Neither the Company, any of its Subsidiaries, or any ERISA Affiliates has any material liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980D of the Code.

(f) The Merger and the Charter Amendment and the transactions contemplated hereby will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Company Plan, or (iii) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other Contract, plan or arrangement (written or otherwise) provides any Person with the right to receive any additional payment as a result of the imposition of any excise tax under Section 4999 of the Code or interest or penalties incurred under Section 409A of the Code.

(h) Except (i) as set forth on Section 3.11(h) of the Company Disclosure Letter and (ii) with respect to statutory programs mandated by applicable Law, neither the Company nor any Subsidiary has been a party to, a sponsoring employer of, or otherwise is under any liability or obligation with respect to any defined benefit pension scheme, final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any of them, for employees working outside of the United States. To the knowledge of the Company, no employee of the Company or any Subsidiary has any claim or right in respect of any benefit payable on early retirement or redundancy under an occupational pension scheme which has transferred to the Company or any Subsidiary by operation of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) or any equivalent Laws in any jurisdiction which has implemented the Acquired Rights Directive 2001 or provides for the automatic transfer of employees’ employment.

Section 3.12 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any employees, and has not been a party to or bound by any such agreement, or otherwise bound by any obligation to bargain with or recognize any such labor union, labor organization or works council within the last three (3) years. Since January 1, 2015, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, whether engaged in collective action or not, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries has complied with all applicable legal, administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining, as well as the Workers Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and all other state, local and federal laws pertaining to employment and labor, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. Furthermore, there are no Actions or charges, grievances, complaints or investigations pending or, to the knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries, including any complaints alleging violations of state or federal Laws pertaining to employment and labor, whether domestic or international, including wage and hour, immigration, discrimination in employment, safety, Office of Federal Contract Compliance, Occupational Safety and Health Administration, Department of Labor, Fair Labor Standards, and federal WARN or its related state or international laws or regulations that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, to the knowledge of the Company, (i) each employee of the Company or any Subsidiary of the Company who works in the United States is duly authorized to work in the United States, (ii) each employee of the Company or any Subsidiary of the Company who works outside the United States is duly authorized to work in the jurisdiction in which they are located, and (iii) the Company and its Subsidiaries have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9.

(b) All independent contractors and consultants of the Company and its Subsidiaries have been properly classified as such and may not be deemed employees of the Company or any of its Subsidiaries for any purpose except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(i) the Company and each of its Subsidiaries are, and at all times since January 1, 2012 have been in compliance with all applicable Environmental Laws, and possess and are in compliance with all Environmental Permits (as defined in Section 3.13(d)(iii) hereof) necessary for their operations;

(ii) there are no Materials of Environmental Concern (as defined in Section 3.13(d)(iv) hereof) at, on, in or under or emanating from any property owned or operated by the Company or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of, or require remediation by, the Company or any of its Subsidiaries under any applicable Environmental Laws;

(iii) neither the Company nor any of its Subsidiaries manufactures, distributes or sells, or ever has manufactured, distributed or sold, products that contain asbestos or asbestos-containing materials;

(iv) neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Company product; and

(v) neither the Company nor any of its Subsidiaries has received any written claim or complaint, or is currently subject to any proceeding relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing and, to the knowledge of the Company as of the date of this Agreement, there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

(b) No material works, material investment, change in the conduct of the business of the Company and its Subsidiaries or material operating expenditure is required or is likely to be required at the Real Properties within two years of the Closing Date to maintain compliance with Environmental Laws.

(c) The Company and its Subsidiaries are not party to, and have not accepted the burden of, an indemnity, guarantee, warranty or other contractual provision concerning liabilities, losses, damages, fines or costs relating to Materials of Environmental Concern.

(d) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environment” means any and all organisms (including humans), habitats, ecosystems, property (including buildings) and the following media: (a) air; (b) water; and (c) land;

(ii) “Environmental Laws” means all international, European Union, national, federal, state or local laws (including common law, statute law, civil law and criminal law) and any subordinate legislation, directives, regulations, ordinances, treaties, codes and decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, which are or were binding on the Company and its Subsidiaries in the relevant jurisdiction in which the Company and the Subsidiaries operate or have operated;

(iii) “Environmental Permits” means all permits, licenses, registrations, approvals, exemptions and other authorizations required under applicable Environmental Laws; and

(iv) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, packaging waste, waste electrical and electronic equipment and waste batteries or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment.

Section 3.14 Taxes.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(i) All Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (taking into account extensions after giving effect to extensions properly obtained), all such Tax Returns are true, correct and complete, all Taxes shown to be due on such Tax Returns and all other material Taxes due and payable by the Company or any of its Subsidiaries have been timely paid and no such Tax Return is the subject of any material dispute with any Governmental Entity.

(ii) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries other than Permitted Liens.

(iii) All Taxes that the Company or any of its Subsidiaries are required by Law to withhold or collect for payment have been duly withheld and collected, and have been paid to the appropriate Governmental Entity.

(iv) Neither the Company nor any of its Subsidiaries has any potential liability for any Taxes or any amount in respect of any Taxes which is primarily or directly jointly chargeable against or attributable to any other Person or which is charged by reference to the income, profits or gains of any other Person pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), or pursuant to any Tax sharing agreement solely among the Company and any of its Subsidiaries, as a transferee or successor, or by Contract entered into outside the ordinary course of business.

(v) There is no Action pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Taxes.

(vi) Neither the Company nor any of its Subsidiaries has waived or extended, or agreed to waive or extend, any statute of limitations in respect of Taxes.

(vii) Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income, or exclude any item of deduction or loss in computing taxable income, for any period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in method of accounting for any period beginning before the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into on or prior to the Closing Date, (iii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) as a result of any transaction occurring on or before the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date, or (v) amounts deferred from any period on or prior to the Closing Date under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(viii) Neither the Company nor any of its Subsidiaries has been a member of any group of corporations filing Tax Returns on a consolidated, combined, unitary or similar basis other than a group of which the Company is the common parent.

(ix) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2) and, with respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement), and on any corresponding form required under state, local or other Tax law, in all material respects.

(x) During the three-year period ending on the Closing Date, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation,” in a transaction intended to qualify for Tax-free treatment under Section 355 of the Code.

(xi) The Company and its Subsidiaries maintain records, invoices and other information in relation to Tax as is required by Law.

(xii) All material transactions or arrangements made by any of the Acquired Companies in the past six (6) years have been made, or treated on the Tax Returns of any of the Acquired Companies as having been made, on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been documented.

(xiii) No charge to or in respect of Tax will arise to the Company or any of its Subsidiaries as a result of any chargeable asset being deemed to have been disposed of and re-acquired by the Company or any of its Subsidiaries for United Kingdom Tax purposes as a result of (i) entering into this Agreement or (ii) Closing.

(xiv) Within the past four (4) years, each of the Company and its Subsidiaries (in so far as they make taxable supplies) is a taxable person and registered for the purposes of VAT, neither the Company nor its Subsidiaries (in so far as they make taxable supplies) has been denied full credit or allowance for any VAT paid or suffered by it, and each of the Company and its Subsidiaries has complied with all statutory provisions, rules, regulations, orders and directions in respect of any Tax related to sales or made or calculated in respect of turnover, has promptly submitted accurate returns, maintains full and accurate records, and has never been subject to any interest, forfeiture, surcharge or penalty.

(xv) Neither the Company nor any of its Subsidiaries has had a permanent establishment, as defined in any applicable Tax treaty or convention, nor has been treated as engaged in a trade or business through a branch or agency, in each case, in any jurisdiction other than any jurisdiction where the Company or such Subsidiary has filed a Tax Return or paid Taxes. Each of the Company and its Subsidiaries has been a resident for Tax purposes in the country of its formation at all times since such formation.

(xvi) Any document that may be necessary in proving the title of the Company or any of its Subsidiaries to any asset which is owned by the Company or any of its Subsidiaries at Closing is (if required) duly stamped for stamp duty purposes.

(xvii) Neither the Company nor any of its Subsidiaries has been involved in any transaction or series of transactions which, or any part of which, to the knowledge of the Company, is more likely than not to be, for any United Kingdom Tax purposes, disregarded, set aside, recharacterized, reconstructed or treated as void by reason of any statutory provision or of any purpose or motive to avoid, reduce or delay a possible liability to Tax or is or was required to be disclosed to or registered with any relevant Governmental Entity under the provisions of Part 7 of the United Kingdom Finance Act 2004 and Schedule 11A of the United Kingdom Value Added Tax Act 1994.

(b) As used in this Agreement:

(i) “Tax” (and, with correlative meaning, “Taxes”) means: any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, diverted profit, national insurance, social security, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code), or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by any Governmental Entity, together with any interest or penalty, or addition thereto.

(ii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

(iii) “VAT” means, within the European Union, such Tax as may be levied in accordance with EC Directive 2006/112/EC (as amended from time to time), and, outside the European Union, any other Tax of a similar nature, wherever imposed.

Section 3.15 Contracts.

(a) Except for this Agreement and except for Contracts filed or furnished as exhibits to, or incorporated by reference into, the Publicly Available Company SEC Documents, Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party (and any amendments, supplements and modifications thereto) as of the date of this Agreement:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract (A) that purports to limit in any material respect either the type or scope of business in which the Company or any of the Subsidiaries of the Company (or, after the Effective Time, Parent or any of its Subsidiaries) may engage or the geographic area in which any of them may so engage in any business (including through provisions regarding non-competition or exclusivity), (B) in which an Acquired Company grants “most favored nation” or similar status to any of its customers that, following the Effective Time, would by its terms require Parent or its Subsidiaries (other than the Acquired Companies) to apply such status to their own customers, (C) that is a “take-or-pay” Contract requiring an Acquired Company to purchase a minimum amount of any product or service from the counterparty to such Contract or pay a financial penalty, or (D) that provides for the Acquired Company to dispose of any material assets or line of business of the Acquired Companies (other than to the extent excluded in the exception set forth in clause (x) below and other than inventory in the ordinary course or business);

(iii) any (A) indenture, loan or credit agreement, loan note, mortgage agreement, letter of credit or other Contract representing, or any guarantee of, indebtedness for borrowed money of an Acquired Company (other than indebtedness for borrowed money (i) in the form of trade credit or similar loans or advances entered into in the ordinary course of business or (ii) with an aggregate outstanding principal amount not in excess of $125,000) (except for such indebtedness between Acquired Companies or guarantees by any Acquired Company of indebtedness of any Acquired Company), (B) Contract in respect of swaps, hedges or similar arrangements (other than any Contracts in respect of swaps, hedges or similar arrangements entered into pursuant to International Swaps and Derivatives Association Master Agreements in the ordinary course of business consistent with the Company’s hedging policy made available to Parent), or (C) factoring agreement or other Contract providing for the factoring of Acquired Company receivables (1) which, in either case, does not provide for non-recourse treatment of the receivables factored or (2) pursuant to which the Acquired Companies have sold in fiscal year 2016 (or have or expect to sell in fiscal year 2017) Acquired Company receivables for amounts in excess of $50,000;

(iv) the JV Buy-Out Contracts and any ancillary documents, instruments or agreements related thereto;

(v) any Contract (other than the JV Buy-Out Contracts) to which the Former JV Partner or any of its Affiliates is a party that has not been terminated by the JV Buy-Out Contracts;

(vi) any Contract establishing any (A) joint venture or partnership, or (B) strategic alliance for the joint development or marketing of products with a third party, in each case under which any of the Acquired Companies have any continuing obligations;

(vii) any customer or supplier Contract (including any customer Contract that is a distribution Contract but excluding any purchase order entered into in the ordinary course of business) under which the Company or any of its Subsidiaries (A) made or received payments of more than $250,000 during the fiscal year ended September 30, 2016 or (B) reasonably expects to make or receive payments of more than $250,000 for the twelve (12) months ending September 30, 2017 and, in the case of either of clause (A) or clause (B), is not terminable upon notice of ninety (90) days or less without penalty;

(viii) any Contract that involves the licensing or transfer to a third party of Owned Intellectual Property or the licensing or transfer to the Company of Intellectual Property owned by a third party, in each case, that is material to the business of the Company or any of its Subsidiaries, taken as a whole, and in each case, other than such non-exclusive licenses (other than any such non-exclusive licenses contained in Contracts involving the development of Intellectual Property under the terms of such Contract) that are granted pursuant to commercial relationships between the Company (or any of its Subsidiaries) and their customers, vendors or suppliers in the ordinary course of business or any such licenses for Software that is generally commercially available and licensed pursuant to standard form agreements or terms of the licensors;

(ix) any Contract containing any standstill or similar restriction pursuant to which the Company or its Subsidiaries has agreed not to acquire securities of another Person or to refrain from engaging in or proposing to engage in business combination transactions with another Person;

(x) any (A) Contract that requires aggregate payments with respect to annual salary and target bonus in excess of $125,000 on an annual basis, (B) employment Contract that is not terminable without cause by any Acquired Company by notice of not more than three (3) months without any termination payment or penalty or (C) Contract providing for severance, retention, change in control or similar payments or benefits, including any Contract providing for an extension of the notice of termination period following a change of control;

(xi) any collective bargaining agreement or other Contract with any labor organization, union or association or works council;

(xii) any Contract that grants any rights of first refusal, rights of first negotiation or other similar pre-emptive rights to any Person (other than an Acquired Company) with respect to any asset that is material to the Company and its Subsidiaries, taken as a whole, excluding any Contract with a customer of the Company or any Subsidiary of the Company which, by its terms, permits the customer under such Contract, in connection with the termination of such Contract, to purchase assets of the Company or its Subsidiaries under such Contract that are exclusively used by the Company and its Subsidiaries to manufacture products for such customer;

(xiii) any Contract entered into in connection with the acquisition or disposition by the Acquired Companies of any business or business unit (by merger, sale of stock, sale of assets or otherwise) (other than acquisitions and dispositions of assets in the ordinary course of business) (A) that contains “earnout” or other contingent payment obligations (other than any such obligations that are indemnification obligations) or (B) under which any Acquired Company has any continuing indemnification obligations that would reasonably be expected to give rise to a liability that is material to the Acquired Companies, taken as a whole;

(xiv) any (A) Government Contract or (B) settlement agreement or similar Contract resolving a dispute with a third party that is, in the case of either clause (A) or clause (B), material to the Acquired Companies, taken as a whole;

(xv) any Contract purporting to indemnify or hold harmless any director or officer of the Company (other than the Company Constituent Documents or organizational documents of the Company’s Subsidiaries);

(xvi) any Contract that is between the Company or one of its Subsidiaries on the one hand and any Person beneficially owning five percent (5%) or more of the outstanding Company Shares on the other hand;

(xvii) any indemnification agreement entered into in connection with any spin-off, split-off or similar transaction to which the Company or any of its Subsidiaries was subject; and

(xviii) any Contracts with any broker, investment banker or financial advisor pursuant to which such Person is or may be entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Company or any of its Subsidiaries, including in connection with the Merger, the Charter Amendment or the transactions contemplated by this Agreement.

Each such Contract required to be listed in Section 3.15(a) or Section 3.17(c) of the Company Disclosure Letter (or that would have been required to be listed in Section 3.15(a) but for the fact that it is furnished or filed with a Publicly Available Company SEC Document), a “Material Contract”.

(b) True and complete copies of all Material Contracts of the Company and its Subsidiaries have been made available to Parent. For purposes of this Agreement, “Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, agreement, lease or other instrument or obligation, together with all amendments thereto. Each Material Contract is a legally valid and binding obligation of each of the Acquired Companies that are party thereto and, to the knowledge of the Company, any other party thereto, and is in full force and effect, except in each case for such failures to be a legally valid and binding obligation or to be in full force and effect that, individually or in the aggregate, has nor had or would not reasonably be expected to have a Material Adverse Effect. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company or any Subsidiary of the Company to which it is currently or has, within the 6 months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect (i) there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto.

(c) As of the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (x) to the Company’s knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is subject to an ongoing administrative, civil, or criminal investigation, indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) to the Company’s knowledge, neither the Company nor any of its Subsidiaries has since January 1, 2015 conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under a Government Contract; and (z) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective personnel has been suspended or debarred from doing business with any Governmental Entity or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility (due to misconduct) by any Governmental Entity contracting with the Acquired Companies.

Section 3.16 Insurance. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect: (a) the Company and its Subsidiaries have since January 1, 2015 maintained insurance with reputable insurers in such amounts and against such risks as are in accord with normal industry practice; (b) all insurance policies owned or held by the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured, as of or after the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date); (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies, which breach or default would permit cancellation, termination or modification of any such insurance policies, and neither the Company nor any of its Subsidiaries has taken any action which, or failed to take any action where such failure would, with or without notice, lapse of time or both, would constitute such a breach or default; and (d) none of the Company and its Subsidiaries has received any written notice of cancellation or termination with respect to any material insurance policy of the Company or its Subsidiaries in effect on the date of this Agreement.

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list that is true and complete of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has marketable fee (or similar) title to the Owned Real Property, subject only to Permitted Liens. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries owns, holds, has granted, or is obligated under, any option, right of first offer, right of first refusal or other similar contractual right to sell or dispose of or lease any of the Owned Real Property or any portion thereof or interest therein.

(b) For the purpose of this Agreement, “Permitted Liens” shall mean (i) statutory Liens for Taxes, special assessments or other governmental or quasi-governmental charges not yet due and payable or which may hereafter be paid without penalty or the amount or validity of which is being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in the financial statements of the Company in accordance with GAAP, (ii) landlords’, warehousemens’, mechanics’, materialmens’, repairmans’, carriers’ or similar Liens that relate to obligations not due and payable and arise in the ordinary course of business, (iii) regulations promulgated by Governmental Entities (including with respect to zoning, building, entitlement and other land use), (iv) the interests of the lessors and sublessors of any leased properties, (v) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto, and (vi) Liens incurred in the ordinary course of business since September 30, 2016 that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Section 3.17(c) of the Company Disclosure Letter sets forth a true and complete list of all leases, subleases, licenses or occupancy agreements to which an Acquired Company is a party as of the date hereof, under which any Acquired Company uses or occupies or has the right to use or occupy any material real property (the “Real Property Leases”, each real property leased under a Real Property Lease, together with the Owned Real Property, referred to as a “Real Property”). The Company has made available to Parent true, correct and complete copies of the Real Property Leases. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, (i) each Real Property Lease is a valid and binding obligation of the Acquired Companies party thereto and, to the knowledge of the Company, of each other party thereto and is in full force and effect, (ii) all rent and other sums and charges payable by any Acquired Company as tenants thereunder are current, and (iii) no termination event or condition or uncured default of a material nature on the part of any Acquired Company or, to the knowledge of the Company, the landlord thereunder exists under any Real Property Lease. Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, each Acquired Company has a good and valid leasehold interest in each parcel of material real property leased by it, subject only to Permitted Liens.

Section 3.18 Intellectual Property; Software and Information Technology Systems.

(a) Section 3.18(a) of the Company Disclosure Letter contains a list of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Domain Names, and registered Copyrights and applications to register Copyrights, in each case included in the Owned Intellectual Property as of the date of this Agreement.

(b) The Company or one of its Subsidiaries: (i) owns all right, title and interest in the material Owned Intellectual Property, free and clear of any Liens other than Permitted Liens and nonexclusive licenses granted in the ordinary course of business and (ii) has the sole and exclusive right to bring actions for infringement or unauthorized use of the material Owned Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the Owned Intellectual Property and the rights in Intellectual Property under the licenses to use Intellectual Property owned by third parties identified in Section 3.15(a)(vii) of the Company Disclosure Letter, together with such licenses that are granted pursuant to commercial relationships between the Company and its customers, vendors or suppliers in the ordinary course of business or any such licenses for software that is generally commercially available (and such other rights of the Company or any of its Subsidiaries to use Intellectual Property under applicable Law), are all those material Intellectual Property rights necessary to conduct the business of the Company and its Subsidiaries as presently conducted.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (i) the issued Patents, registered Trademarks and registered Copyrights included in the Owned Intellectual Property are valid and in force; and (ii) the validity of and title to the Owned Intellectual Property: (A) have not been questioned in any prior Action since January 1, 2015; (B) are not being questioned in any pending Action; and (C) are not the subject(s) of any threatened or proposed Action, in each case, against the Company or any of its Subsidiaries.

(d) Section 3.18(d) of the Company Disclosure Letter contains a list of the Open Source Code and the license under which such Open Source Code was used, that has been or is distributed by or for the Company or any of its Subsidiaries, or has been or is made available by the Company or any of its Subsidiaries in whole or in part, in conjunction with or for use with any product or service of the business of the Company and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, neither Company nor any of its Subsidiaries have used Open Source Code in such a way that creates or purports to create any obligations for the Company or any of its Subsidiaries to freely license, publicly distribute or dedicate to the public any material Software included in the Owned Intellectual Property.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (i) the business of the Company and its Subsidiaries, as presently conducted, does not infringe or misappropriate and, to the knowledge of the Company has not been alleged to infringe or misappropriate any Intellectual Property or other similar rights of any third party; and (ii) to the knowledge of the Company there are no unauthorized third parties using any of the Owned Intellectual Property that is material to such business as presently conducted.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have used commercially reasonable efforts to protect the confidentiality of their Trade Secrets included in the Owned Intellectual Property; (ii) the Company and its Subsidiaries have entered into agreements obligating their employees, consultants, officers, directors and agents to maintain the confidentiality of the Trade Secrets included in the Owned Intellectual Property, the value of which is dependent upon the maintenance of the confidentiality thereof, (iii) to the knowledge of the Company there has been no unauthorized disclosure or use of the Trade Secrets included in the Owned Intellectual Property, and (iv) the Company and its Subsidiaries take commercially reasonable steps to prevent the unauthorized disclosure or use of their Trade Secrets included in the Owned Intellectual Property.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, in the 12 months prior to the date hereof, to the knowledge of the Company, there has not been: (i) any failures, breakdowns, or unauthorized interruptions or corruption of any of the information technology systems of the Company and its Subsidiaries that adversely affected the Company’s and its Subsidiaries business or operations, or (ii) any security breach, data loss or unauthorized access to those information technology systems.

Section 3.19 Customers and Suppliers. Section 3.19 of the Company Disclosure Letter sets forth for the six months ended April 1, 2017 (a) (i) a true, complete and correct list of the ten (10) largest (measured by revenue) customers and (ii) each of the on-road customers of the Company (each a “Material Customer”), (b) the ten (10) largest (measured by gross expenditures) suppliers (each a “Material Supplier”) to the Acquired Companies, and (c) in all material respects the total dollar number of sales to, or purchases from, as the case may be, each Material Customer or Material Supplier during such period. Since April 1, 2016, (i) no Material Customer or Material Supplier has, to the knowledge of the Company, notified the Company or any of its Subsidiaries that it intends to terminate, cancel or (other than in connection with industry-wide decreases in volume) materially curtail its business relationship with the Acquired Companies and (ii) neither the Company nor any of its Subsidiaries is engaged in a dispute that is material to the Company and its Subsidiaries, taken as a whole, with a Material Customer or Material Supplier, that remains ongoing. To the knowledge of the Company, there is no fact or circumstance that could reasonably be expected to impede the ability of the Company to perform all requirements under each Contract with a Material Customer except as would not reasonably be expected to materially and adversely affect the Company and its Subsidiaries, taken as a whole.

Section 3.20 Affiliate Transactions. Other than rights to receive Per Common Share Merger Consideration or, if the Charter Amendment becomes effective in accordance with Section 2.3, Per Preferred Share Merger Consideration, as and if applicable, and the consideration provided for under Section 2.1 with respect to Company Equity Awards, no material relationship, direct or indirect, exists between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, which is not described in Company SEC Documents.

Section 3.21 Hedging. The Company’s and its Subsidiaries’ outstanding hedging and derivatives Contracts as of the date of this Agreement were entered into in compliance in all material respects with the Acquired Company hedging policy made available to Parent.

Section 3.22 Quality and Safety of Products.

(a) Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice from (i) any of its customers that such customer has (A) received any written notice or allegation from a Governmental Entity, (B) been a party or subject to any action, suit, investigation or proceeding brought or initiated by a Governmental Entity, or (C) been threatened in writing by a Governmental Entity with any action, suit, investigation or proceeding or (ii) a Governmental Entity that contained allegations or threatened or stated a basis for initiating an action, suit, investigation or proceeding, in each of the foregoing clauses (i) and (ii), with respect to the failure or alleged failure of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries to meet applicable manufacturing, quality or labeling standards established by Law, except, in the case of each of clause (i) and (ii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Since January 1, 2015, (i) there have been no recalls of any product of the Company or any Subsidiary whether ordered by a Governmental Entity or undertaken voluntarily by the Company or any Subsidiary and (ii) the Company has not received any written notice from any customer or Governmental Entity in connection with a claim or allegation against the Company or its Subsidiaries, in each case related to any such recall, except in each of the foregoing clauses (i) and (ii) for any such recalls that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.23 Brokers. Except for Rothschild Inc. (the fees and expenses of which will be paid by the Company), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company.

Section 3.24 Takeover Statutes. Other than Section 203 of the DGCL, no Takeover Laws or any anti-takeover provision in the Company Constituent Documents is applicable to the Merger or the Charter Amendment or this Agreement or the Voting and Support Agreements. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.10, the Company Board has taken all necessary action such that the restrictions imposed on business combinations by Section 203 of the DGCL are inapplicable to this Agreement.

For purposes of this Agreement, “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Business Combination,” or other similar state anti-takeover Laws and regulations.

Section 3.25 Fairness Opinion. The Company Board has received the opinion of Rothschild Inc., financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications reflected therein, the Per Common Share Merger Consideration to be received by holders of Common Shares (other than Excluded Shares and Dissenting Shares) in the Merger is fair, from a financial point of view, to such holders. As of the date of this Agreement, such opinion has not been rescinded, repudiated or, except as set forth therein, qualified. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures that individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or impair the consummation of the Merger or the Charter Amendment or the other transactions contemplated hereby.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub as of the date hereof, including all amendments thereto, and each as so delivered is in full force and effect as of the date hereof. Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the boards of directors of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement, or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL and, in the case of the consummation of the Charter Amendment, to obtaining the Charter Amendment Approval and the filing of the Charter Amendment with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and assuming the due authorization and the valid execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws relating to or affecting creditors’ rights generally or by general principles of equity).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, will not (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all notices and filings described in such clauses have been made, violate any Law or any settlement, injunction or award of any Governmental Entity, in each case applicable to Parent or Merger Sub, or (iii) result in any breach or violation of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in a right of payment or loss of benefit under, give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of Parent or Merger Sub (including the Acquired Companies following the Effective Time) except in the case of clauses (ii) and (iii) above, as would not reasonably be expected to prevent, materially delay, or impair the consummation of the Merger or the Charter Amendment or the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not require any consent, approval, order, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except (i) as required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities and “blue sky” Laws, (ii) as required under any applicable Antitrust Law, (iii) pursuant to the applicable requirements of the NASDAQ Capital Market, (iv) for the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) as would not reasonably be expected to prevent, materially delay, or impair the consummation of the transactions contemplated by this Agreement.

Section 4.4 Information in the Proxy Statement. None of the information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.5 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and has not, and at no time prior to the Effective Time will have, engaged in any other business activities and does not, and at no time prior to the Effective Time will, have assets, liabilities or obligations of any nature other than as contemplated herein or as otherwise required to effect the transactions contemplated by this Agreement. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.10 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at all times through the Effective Time will be, wholly-owned directly or indirectly by Parent, free and clear of all Liens.

Section 4.6 Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin or restrain, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 4.7 Financing. Parent and Merger Sub have available to them (through a combination of cash on hand and committed financing), and will have available to them, in cash, at the Effective Time and the Closing, all funds necessary (i) for the payment to the Paying Agent in cash of the aggregate Per Common Share Merger Consideration and the Per Preferred Share Merger Consideration and (ii) to satisfy all of their other obligations under this Agreement.

Section 4.8 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent, and/or one or more wholly-owned Subsidiaries of Parent, as the sole stockholder(s) of Merger Sub (which shall occur on the date hereof promptly following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.9 Brokers. No agent, broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the Merger, the Charter Amendment or any other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company will have any liability.

Section 4.10 Ownership of Company Shares. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their Affiliates is, or at any time during the last three (3) years has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company. None of Parent, Merger Sub or any of their Affiliates owns, or has at any time during the last three (3) years owned, any Company Shares, other than Company Shares that represent, in the aggregate, no more than one percent (1%) of the outstanding Company Shares.

Section 4.11 Acknowledgement of No Other Representations or Warranties. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, and that, except as expressly set forth in this Agreement, neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans) and (ii) Parent and Merger Sub are also making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans so furnished to them.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or specifically permitted by this Agreement, (ii) as required by applicable Law or a Governmental Entity with jurisdiction over any Acquired Company, (iii) as set forth in Section 5.1 of the Company Disclosure Letter or (iv) if Parent provides its prior consent in writing (which such consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent with the foregoing, to use commercially reasonable efforts to (x) preserve substantially intact its business organization and (y) maintain satisfactory relationships with its material customers, suppliers and distributors and other Persons with which it has material business relations.

(b) Without limiting the generality of Section 5.1(a), between the date of this Agreement and the Effective Time, except (X) as set forth in Section 5.1(b)(X) of the Company Disclosure Letter or (Y) if Parent provides its prior consent in writing (which consent, with respect to Section 5.1(b)(vii), (x), (xvi), (xx), and (xxvii) (to the extent applicable to any of the prior referenced clauses of Section 5.1(b)), shall not be unreasonably withheld, conditioned, or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of any Acquired Company (other than the Charter Amendment);

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock of any Acquired Company, except the issuance of Company Shares pursuant to the conversion of Preferred Shares or the exercise of Company Stock Options or Warrants, in each case that is outstanding as of the date hereof and in accordance with the terms of such instruments, (B) other voting securities of, or equity interests in, the Company or any capital stock or voting securities of, or other equity interests in, any Subsidiary of the Company, (C) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, the Company or any of its Subsidiaries, (D) right to acquire any shares of capital stock or voting securities of, or other equity interests in, the Company or any of its Subsidiaries, (E) Company Stock Equivalents, or (F) Company Voting Debt;

(iv) declare, make, pay or proffer any dividend, distribution or other payment, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other equity interests, Company Stock Options or Warrants (except (i) for any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company or (ii) dividends accrued on the Preferred Shares pursuant to the terms of the Company Charter during the period beginning immediately after the end of the most recent semi-annual period with respect to which a dividend was declared on the Preferred Shares prior to the date of this Agreement and ending immediately prior to the Effective Time;

(v) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities);

(vi) (A) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock, other equity interests, Company Stock Options or Warrants (except for repurchases of Common Shares in connection with the cashless exercise of Company Stock Options or Warrants pursuant to the terms of such instruments or to pay withholding Taxes due as a result of the exercise of Company Stock Options or the vesting of restricted stock), (B) reclassify, combine, split or subdivide its capital stock or other equity interests, (C) amend or modify the terms of, or grant any waiver adverse to the Company, Merger Sub or Parent with respect to, the capital stock, other equity interests, Company Stock Options or Warrants or (D) enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(vii) authorize, or make any binding commitment with respect to, any capital expenditure, other than capital expenditures that (A) are set forth in the most recent version of the Company’s budget made available to Parent prior to the date of this Agreement or (B) additional capital expenditures not described in clause (A) so long as the aggregate amount of such expenditures does not exceed $100,000 in the aggregate; provided, however, that the Company will be permitted to make capital expenditures that are reasonably necessary in response to operational emergencies, equipment failures or outages so long as the aggregate amount of such expenditures made pursuant to this proviso do not exceed $100,000, which amounts shall not be aggregated with the amount set forth in clause (B);

(viii) (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets, other than (1) purchases of inventory and other assets in the ordinary course of business consistent with past practice, (2) pursuant to Contracts in effect on the date hereof and disclosed in the Company Disclosure Letter or filed or furnished as exhibits to Publicly Available Company SEC Documents, (3) pursuant to transactions solely among Acquired Companies, or (4) (solely with respect to the acquisitions of assets) the making of capital expenditures permitted by Section 5.1(b)(vii) or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets, other than (1) sales, leases, exchanges or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (2) grants of Permitted Liens, (3) pursuant to transactions solely among wholly-owned Acquired Companies, or (4) pursuant to Contracts in effect on the date hereof and disclosed in the Company Disclosure Letter or filed or furnished as exhibits to Publicly Available Company SEC Documents;

(ix) enter into any joint venture or partnership;

(x) engage in any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xi) make any loans, advances or capital contributions to, or investments in, any other Person (other than another Acquired Company), other than trade credit and similar loans and advances made to customers and suppliers pursuant to written Contracts in the ordinary course of business, consistent with past practice;

(xii) incur any additional indebtedness for borrowed money other than (A) for additional indebtedness for borrowed money (in excess of amounts outstanding as of the date of this Agreement) pursuant to the FrontFour Term Loan in an aggregate amount outstanding at any time not in excess of the availability as of the date of this Agreement pursuant to the FrontFour Term Loan or (B) trade credit or similar loans or advances in the ordinary course of business (to the extent they would be deemed to be indebtedness for borrowed money);

(xiii) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness for borrowed money of any Person other than any Acquired Company;

(xiv) except to the extent required by applicable Law or the terms of any Company Plan, (A) increase the compensation or benefits of any current or former director or officer or increase the compensation or benefits of any current or former employee (who is not a current or former director or officer) except for such increases to employees who are not directors or officers which are in the ordinary course of business consistent with past practice and in an amount that does not exceed $20,000 individually or $350,000 in the aggregate, (B) establish, amend, terminate or adopt any Company Plan (or any employee benefit plan, policy, agreement or arrangement which would be a Company Plan if in effect on the date hereof) other than any individual employment Contract entered into with a new hire who can be hired without Parent’s consent pursuant to section (F) below that follows the applicable form of employment contract which has been set forth on Section 3.11(a)(i) of the Company Disclosure Letter, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, (D) fail to make any required contributions under any Company Plan, (E) terminate, other than for cause, the employment, or enter into or modify the contractual relationship of, any director or officer or employee with an annual base salary in excess of $125,000, or (F) hire any individual except for new hires (i) filling positions open as of the date hereof or (ii) replacing persons employed by the Company or any of its Subsidiaries as of the date hereof, but whose employment is terminated prior to Closing in the ordinary course of business and otherwise in accordance with the provisions of this Section 5.1(b)(xiv), provided, that in each case, the annual base salary for such hire shall not exceed that of the person he or she replaced in accordance with this Section 5.1(b)(xiv)(F) or $100,000;

(xv) (A) implement or adopt any change in its methods of financial accounting, except as may be required by Law or GAAP, (B) change its fiscal year, or (C) make any material change in internal accounting controls or disclosure controls and procedures that would reasonably be expected to negatively affect the Company or any of its Subsidiaries;

(xvi) except as may be required by applicable Law or a Governmental Entity with jurisdiction over the Company or a Company Subsidiary, (A) on any material Tax Return change any election or adopt any method of Tax accounting, in either case in a manner that is materially inconsistent with positions taken or elections made in preparing or filing any similar Tax Returns in prior periods, (B) settle or compromise any material Tax liability or refund in a manner that is materially inconsistent with past practice, (C) file any amended Tax Return involving a material amount of Taxes, or (D) waive or extend the statute of limitations in respect of material Taxes;

(xvii) settle or compromise, or propose to settle or compromise, any Action before a Governmental Entity; provided, that the Acquired Companies may at any time, without Parent’s consent, settle warranty or product liability claims received in the ordinary course of business in a manner and amounts that is consistent with past practice or any other claim received in the ordinary course of business solely for monetary damages not to exceed $25,000, (so long as such settlement (i) does not involve any finding or admission of any violation of Law or any violation of the rights of any Person by any of the Acquired Companies, (ii) does not disparage Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses, (iii) involves only the payment of money damages and does not impose an injunction or other equitable relief upon Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses, (iv) completely, finally and unconditionally releases the Acquired Companies in connection with such Action, and (v) does not or would not reasonably be expected to otherwise adversely affect Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses in any material respect); provided, further that Actions referred to in Section 5.13 shall be governed by the limitations set forth therein;

(xviii) other than nonexclusive licenses embedded in products sold in the ordinary course of business consistent with past practice, enter into any agreement, arrangement or commitment to grant a license of material Owned Intellectual Property to any Person other than an Acquired Company;

(xix) dispose of or permit to lapse any ownership or right to use, or fail to maintain registration of any material Owned Intellectual Property;

(xx) terminate (other than a termination in accordance with its terms) or materially amend or materially modify (in a manner adverse to the Company and its Subsidiaries) any Material Contract, or Real Property Lease or Contract that would be a Material Contract or Real Property Lease if in effect on the date of this Agreement or;

(xxi) waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar Contract that (A) would following the Closing apply such non-competition, most favored nation, exclusivity, non-solicitation or similar restriction to Parent or any of its Subsidiaries (other than the Acquired Companies) or (B) would restrict or limit, in any material respect, the freedom of the Acquired Companies, taken as a whole, in conducting their operations or business, as after the Closing;

(xxii) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN;

(xxiii) create any Subsidiary;

(xxiv) enter into any new line of business;

(xxv) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body of the Company or any Subsidiary, or, except to the extent required by applicable Law, enter into negotiations regarding any such agreement;

(xxvi) sell, pledge, dispose of or encumber any Owned Real Property other than, in the case of pledges and encumbrances, for Permitted Liens; or

(xxvii) agree to, authorize, or enter into any Contract obligating it to take any of the actions described in Section 5.1(b)(i) through (xxvi).

(c) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, it shall, or shall cause its Subsidiaries to, take commercially reasonable efforts to take the actions set forth on Schedule 5.1(c).

(d) Parent will, promptly following the date of this Agreement, designate two (2) individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1. The making of a request by the Company pursuant to this Section 5.1(d) shall not be an admission that, or otherwise imply that, the Company is required to seek an approval from Parent in connection with the subject matter of such request or any similar request.

(e) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 Obligations of Merger Sub and Surviving Corporation. Parent agrees to cause Merger Sub and the Surviving Corporation to perform all of their respective agreements, covenants and obligations under this Agreement. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub and the Surviving Corporation of, and the compliance by Merger Sub and the Surviving Corporation with, all of their respective covenants, agreements, obligations and undertakings under this Agreement in accordance with the terms of this Agreement. Parent shall (and shall cause each other stockholder of Merger Sub to), promptly on the date hereof following execution of this Agreement, approve this Agreement in its capacity as a stockholder of Merger Sub in each case in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

Section 5.3 Acquisition Proposals.

(a) No Shop. From the execution of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, except as otherwise expressly permitted by this Section 5.3:

(i) the Company shall, and shall cause its Subsidiaries (and the directors and officers of it and its Subsidiaries) to, and shall use its reasonable best efforts to cause its and their respective Representatives (other than its and their respective officers and directors) to: (A) immediately cease and cause to be terminated all existing discussions or negotiations by the Company (or, as applicable, such Subsidiary or such Representative) with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, and (B) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any Acquisition Proposal or any other proposal, inquiry or offer that would reasonably be or reasonably was expected to lead to an Acquisition Proposal;

(ii) the Company shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which any Acquired Company is a party in connection with any Acquisition Proposal or other proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal; and

(iii) the Company shall not, and shall cause its Subsidiaries (and the respective officers and directors of it and its Subsidiaries) not to, and shall use its reasonable best efforts to cause its and their respective

Representatives (other than its and their respective directors and officers), not to, directly (or indirectly through third parties):

(A) solicit, initiate, or knowingly encourage, or knowingly induce or facilitate, the making, submission or announcement of any inquiries or the making of any proposal or offer constituting an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal;

(B) make available any non-public information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacities as such) in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal;

(C) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that they currently are not permitted to have discussions);

(D) enter into any letter of intent or agreement in principle or any Contract concerning any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(b)); or

(E) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal.

(b) No-Shop Exceptions. Notwithstanding anything to the contrary in this Agreement, if at any time prior to obtaining the Company Merger Approval:

(i) (A) the Company receives, after the date of this Agreement, an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 5.3, (B) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (C) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) of this Section 5.3(b)(i) would be inconsistent with its fiduciary duties under applicable Law, then, prior to obtaining the Company Merger Approval, the Acquired Companies and their respective Representatives may (x) make available information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to, concurrently with or within twenty-four (24) hours after the time it is provided or made available to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company and its Subsidiaries shall, and shall cause its and their respective Representatives to, cease any activities described in clause (x) or (y) of this Section 5.3(b)(i) promptly, and in any event within twenty-four (24) hours, following the time that the Company Board determines in good faith (after consultation with its financial advisor and outside counsel) that the applicable Acquisition Proposal has ceased to be a Superior Proposal and has ceased to be an Acquisition Proposal that would reasonably be expected to lead to a Superior Proposal; or

(ii) the Company Board determines in good faith (after consultation with outside counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company may terminate, waive, amend, release a counterparty from, modify or fail to enforce any standstill, confidentiality or similar provisions in any agreement to which the Company or any of its Subsidiaries is a party; provided, further that the Company shall advise Parent in writing no later than twenty-four (24) hours after executing any release or waiver contemplated by the foregoing that the Company has provided such a release or waiver.

(c) Notice of Acquisition Proposals. The Company shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise Parent in writing of the receipt of any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and (with respect to an Acquisition Proposal) copies of proposed documents received (if any) to effect such Acquisition Proposal) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent reasonably informed on a reasonably prompt basis, and in any event within twenty-four (24) hours of any material change, of the status of, and any financial or other material changes in, any such Acquisition Proposal, inquiry, proposal or offer, including, if applicable, providing Parent copies of written proposals or offers and proposed documents (if any) to effect such Acquisition Proposal.

(d) Adverse Recommendation Changes. Neither the Company Board nor any committee thereof shall:

(i) (A) fail to include the Company Recommendation or the Company Determination in the Proxy Statement, (B) withhold or withdraw (or qualify or modify in a manner adverse to Parent) the Company Recommendation, the Company Determination or the Company Board’s approval of this Agreement or the Merger or the Charter Amendment or publicly propose to do so, (C) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer, including by taking no position with respect to acceptance of such tender or exchange offer, by the close of business on the earlier of (1) the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (2) the third (3rd) Business Day prior to the Company Stockholders Meeting, (D) adopt, approve, recommend to the stockholders of the Company, endorse or otherwise declare advisable any Acquisition Proposal or resolve or agree or publicly propose to take any such actions, or (E) fail to publicly reaffirm the Company Recommendation within the earlier of (1) five (5) Business Days and (2) three (3) Business Days prior to the Company Stockholders Meeting, in each case following receipt of a written notice from Parent, delivered after the public announcement of an Acquisition Proposal, which notice requests such reaffirmation (provided that Parent shall be entitled to make such a written request only twice for each such Acquisition Proposal, except to the extent there are material developments or changes with respect to the Acquired Companies or relating to such Acquisition Proposal) (each such action set forth in this Section 5.3(d)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) except as permitted by Section 5.3(e), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement with respect to an Acquisition Proposal (in each case other than an Acceptable Confidentiality Agreement) (each, an “Alternative Acquisition Agreement”).

(e) Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal. Notwithstanding anything to the contrary in this Agreement, if, at any time prior to obtaining the Company Merger Approval, (1)(x) an Acquisition Proposal is made that did not result from a breach of this Section 5.3 (and has not been withdrawn or abandoned), (y) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and, (z) the Company Board determines in good faith (after consultation with outside counsel) that failure to take an action described in clause (i) or clause (ii) of this Section 5.3(e)(1) would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company Board may, in connection with such Superior Proposal, prior to obtaining the Company Merger Approval (i) make an Adverse Recommendation Change; or (ii) cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) (and pay the Termination Fee due in connection with such termination) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal or (2) in response to an Intervening Event, the Company Board determines in good faith (after consultation with outside counsel) that failure to make an Adverse

Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company Board may, in connection with such Intervening Event, prior to obtaining the Company Merger Approval, make an Adverse Recommendation Change, provided that the Company has first complied with the provisions of Section 5.3(f) in connection with such Acquisition Proposal or Intervening Event, as applicable.

(f) Match Rights. The Company Board shall not take any action set forth in Section 5.3(e) unless the Company Board has first:

(i) caused the Company to provide Parent at least three (3) Business Days’ prior written notice of its intent to take any of the actions set forth in clause (i) or clause (ii) of Section 5.3(e)(1) or Section 5.3(e)(2) (a “Notice of Superior Proposal or Intervening Event”), which notice shall (A) state that the Company has received a Superior Proposal or that an Intervening Event has occurred, as applicable, and (B) in the case of (1) a Superior Proposal, (x) specify the material terms and conditions of such Acquisition Proposal, (y) identify the Person making such Superior Proposal, and (z) enclose the most recent draft of any agreements intended to be entered into with the Person making or providing such Superior Proposal (or any Affiliate of such Person), or (2) an Intervening Event, provide a reasonably detailed description of the Intervening Event;

(ii) caused the Company and its Representatives to negotiate, to the extent Parent has requested that the Company negotiate, during such three (3) Business Day period following delivery of the Notice of Superior Proposal or Intervening Event (the “Notice Period”), in good faith with Parent concerning any revisions to the terms of this Agreement that Parent proposes in response to such Superior Proposal or Intervening Event, as applicable; and

(iii) after complying with clauses (i) and (ii) of this Section 5.3(f), in the case of a Superior Proposal, determined that such Acquisition Proposal continues to constitute a Superior Proposal, and that in the case of a Superior Proposal or Intervening Event, the failure to take an action set forth in Section 5.3(e) continues to be inconsistent with the directors’ fiduciary duties under applicable Law, in each case after giving due consideration to any changes proposed to be made to this Agreement by Parent in a signed writing that is binding and irrevocable;

provided, however, that if during the Notice Period any revisions are made to the Superior Proposal that is the subject of such Notice of Superior Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver to Parent a new notice (“Superior Proposal Change Notice”) describing such material revisions (and providing copies of the most recent draft of any agreements implementing such material revisions proposed to be entered into between the Company and the Person making or providing such Superior Proposal (or any Affiliate of such Person)) and shall comply with the requirements of clause (ii) and clause (iii) of this Section 5.3(f) with respect to such Superior Proposal as so revised (substituting, for purposes of this proviso, the longer of (x) the time remaining with respect to the original three (3) Business Day Notice Period in respect of such Superior Proposal and (y) two (2) Business Days following delivery by the Company of the Superior Proposal Change Notice for the reference to “three (3) Business Days” in Section 5.3(f)(ii)).

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal, including (i) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that neither the Company nor the Company Board (or any committee thereof) may effect an Adverse Recommendation Change except in compliance with Section 5.3(e) and Section 5.3(f).

(h) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that, taken as a whole, are not materially less restrictive to the Company’s counterparty thereto than those contained in the Confidentiality Agreement, it being understood that any such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal.

(ii) “Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of the Company or any of its Subsidiaries representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own eighty-five percent (85%) or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the Common Shares, the Preferred Shares and Warrants (taken together on a fully-diluted basis), or (E) any combination of the foregoing (in each case, other than the Merger).

(iii) “Intervening Event” means an event or circumstance that is material to the Company and its Subsidiaries (taken as a whole) first arising after the execution and delivery of this Agreement and prior to the Company Merger Approval and that was not known to or reasonably foreseeable by the Company Board prior to the execution and delivery of this Agreement, which event or circumstance becomes known to the Company Board after the execution and delivery of this Agreement by the Company and prior to the receipt of the Company Merger Approval; provided, however, that in no event shall any of the following events or circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof; (ii) any other matter relating to this Agreement, the Merger or the Charter Amendment, including events or developments relating to the seeking of the Company Stockholder Approval; (iii) events or circumstances related to Parent or Merger Sub or any of their Affiliates; or (iv) any change in the trading price or trading volume of the Company’s securities on any national securities exchange or other trading market (provided that the exception in this clause (iii) shall not prevent or otherwise affect the event or circumstance underlying such change from being taken into account).

(iv) “Superior Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than fifty percent (50%) of each of the then outstanding Common Shares, Preferred Shares and Warrants or more than fifty percent (50%) of the assets of the Company and its Subsidiaries, taken as a whole, on terms which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), taking into account all factors the Company Board considers relevant, including the financial, regulatory, legal and other aspects of such Acquisition Proposal (and any changes proposed by Parent to the terms of this Agreement in a signed writing), is more favorable to holders of Company Shares than the Merger from a financial point of view.

(i) Any action taken or not taken by any Representative of the Company or any of its Subsidiaries at the express or implied direction of the Company that if taken or not taken by the Company would constitute a breach of this Section 5.3 shall be deemed a breach of this Agreement by the Company.

Section 5.4 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and, no later than twenty (20) days after the date hereof or such other later date as mutually agreed upon by the Company and Parent in writing, file with the SEC a proxy statement in preliminary form relating to the Company Stockholders Meeting (the “Proxy Statement”). The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and shall use its reasonable best efforts to cause the Proxy Statement to be mailed to stockholders of the Company as soon as reasonably practicable (and in any event within five (5) Business Days) after (i) if the Company does not receive comments from the SEC with respect to the preliminary Proxy Statement and does not reasonably believe that it will receive comments, the eleventh (11th) calendar day immediately following the date of filing of the preliminary Proxy Statement with the SEC and (ii) if the Company does receive comments from the SEC with respect to the preliminary Proxy Statement, clearance by the SEC with respect to such comments (clause (i) or (ii), as applicable, “SEC Clearance”). Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement, including providing to the Company any and all information regarding Parent and Merger Sub and their respective Affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The Parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger or the Charter Amendment. If the Company does receive comments from the SEC with respect to the Proxy Statement, the Company shall use its reasonable best efforts (with the reasonable assistance of Parent) to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement from the SEC and to have the Proxy Statement cleared by the SEC as soon as reasonably practicable after the date of this Agreement.

(b) The Company and Parent each agrees, as to itself and its respective Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the meeting of stockholders of the Company to be held in connection with the Merger or the Charter Amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to receipt of the Company Merger Approval, any event occurs with respect to the Company, any of its Subsidiaries, Parent or Merger Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, or the Company or Parent should otherwise discover any information relating to the Company or Parent (or any of their respective Affiliates, directors, officers or shareholders) that is required to be set forth in an amendment or supplement to the Proxy Statement so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company or Parent, as the case may be, shall promptly notify the other party of such event, change or discovery, and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement. The Company will also advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement.

(c) Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any written comments of the SEC with respect thereto, the Company shall (i) provide Parent an opportunity to review and comment on such document or response, and (ii) consider in good faith all reasonable comments proposed by Parent.

(d) The Company shall, as soon as reasonably practicable following the date of SEC Clearance of the Proxy Statement, duly call, give notice of, convene and hold a meeting of the holders of Company Shares (the

“Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approvals. The notice of such Company Stockholders Meeting shall state that a resolution to adopt this Agreement will be considered at the Company Stockholders Meeting. Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 5.3(e), (x) the Company Board shall include the Company Determination and the Company Recommendation in the Proxy Statement and (y) the Company shall use its reasonable best efforts to solicit the Company Stockholder Approvals. The Company shall not include in the Proxy Statement any proposal to vote upon or consider any Acquisition Proposal (other than this Agreement and the Merger and the Charter Amendment). Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 5.3(e), the Company shall convene and hold the Company Stockholders Meeting within twenty-five (25) Business Days following SEC Clearance and shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent; provided, that the Company may postpone or adjourn the meeting (i) to the extent required by the SEC or the order of a court of competent jurisdiction, (ii) to the extent otherwise required by Law or to allow reasonable additional time for any supplemental or amended disclosure if the Company Board has determined in good faith after consultation with outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and then only for the minimum time as the Company Board has determined in good faith after consultation with outside counsel is reasonably necessary to give the stockholders of the Company the required time to evaluate any applicable information or disclosure (provided, that this section (ii) shall not be applicable to disclosure related to or arising from any of the matters set forth in section (iii)), or (iii) for not more than seven (7) days (A) in the event of the failure of a quorum to be present on the date scheduled for such meeting or (B) if the Company determines in good faith that a postponement or adjournment of the Company Stockholders Meeting is necessary or appropriate in order to obtain sufficient votes to obtain the Company Stockholder Approvals.

Section 5.5 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, subject to applicable Law and upon reasonable prior notice (and solely to the extent not unreasonably disruptive to the business, employees or management of any Acquired Company), the Company shall, and shall cause each of its Subsidiaries to, and use its reasonable best efforts to cause its Representatives to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, properties, offices, other facilities and books and records, and shall make available to Parent, Merger Sub and their respective Representatives all financial, operating and other data and information as Parent, Merger Sub and their respective Representatives shall reasonably request, provided that the foregoing shall not require the Company or its Subsidiaries (i) to permit any access or inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or (provided that the Company has used commercially reasonable efforts to obtain the consent of such third party) violate any of its obligations with respect to confidentiality owed to third parties, (ii) to disclose any privileged information of it or any of its Subsidiaries, or (iii) allow any environmental testing or sampling. All requests for access or information made pursuant to this Section 5.5 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Non Disclosure Agreement between the Company and Parent dated December 2, 2016 (the “Confidentiality Agreement”) which Confidentiality Agreement shall, subject to Section 8.5, remain in full force and effect in accordance with its terms.

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will cooperate with each other Party and use (and cause their respective Subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger, the Charter Amendment and the transactions contemplated by this Agreement as soon as reasonably practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees (i) to make, if required, appropriate filings under any Antitrust Law as promptly as reasonably practicable, and (ii) to reasonably promptly provide to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (“Government Antitrust Entity”) all non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit the consummation of the transactions contemplated by this Agreement.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to (i) reasonably cooperate in all respects with each other in connection with any filing or submission to and in connection with any investigation or other inquiry by a Governmental Entity, (ii) keep the other Party reasonably informed of the status of any notice, approval, investigation or inquiry under Antitrust Law, or any other material investigation or other inquiry by a Governmental Entity, relating to the completion of the Merger or the Charter Amendment, including promptly forwarding to the other Party any notices or any other communication received by any of such Persons to it or its Subsidiary (or the Representatives of either of them) from, or given by such Party to any U.S. or foreign Governmental Entity, in each case regarding any of the transactions contemplated hereby and, (iii) permit the other Party a reasonable opportunity to review and comment on any substantive written communication to be given to a Governmental Entity in connection with the matters that are the subject of this Agreement and to have its comments considered in good faith. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or substantive telephone discussion with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger or the Charter Amendment or transactions contemplated by this Agreement unless to the extent practicable (i) it consults with the other Party in advance and (ii) to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting or substantive telephone discussion. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient dealing with Antitrust Law matters, and will not be disclosed by such outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel regarding Antitrust Law to comply with this Section 5.6(b). Notwithstanding anything to the contrary in this Section 5.6(b), materials provided to the other Party or its counsel may be redacted to remove references concerning the valuation of the Company and privileged communications.

(c) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to Section 5.6(a) and Section 5.6(b), but subject to Section 5.6(d), each of the Company (in the case of Section 5.6(c)(ii) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment under Antitrust Laws that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person under Antitrust Laws, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions; and

(ii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree under Antitrust Laws is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by this clause (ii) of paragraph (c)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Subsidiaries shall be obligated, in connection with any Antitrust Law (including in connection with any Action arising thereunder) or by any Government Antitrust Entity, to (i) proffer to, agree to or become subject to any order, judgment or decree to, sell, license or dispose of or hold separate, before or after the Closing, any assets, businesses, product lines or interest in any assets or businesses of Parent or any of its Affiliates or the Company or any of its Subsidiaries, or to consent to any sale, license, or disposition, or agreement to sell, license or dispose, by the Company or any of its Subsidiaries, of any of their assets or businesses or product lines, (ii) proffer to, agree to, or become subject to any order, judgment or decree to make or accept, any changes, modifications, limitations or restrictions in the operations of any assets or businesses of Parent or the Company or any of their respective Subsidiaries, or (iii) proffer to or agree to any new concession, accommodation or liability; provided that, Parent shall be required to consent to the sale, license, disposition, holding separate of, or an agreement to sell, license, dispose of or hold separate, assets of the Company and the Company’s Subsidiaries or any changes, modifications, limitations or restrictions in the operations of any assets or businesses of the Company or any of the Company’s Subsidiaries or any concession, accommodation or liability, solely with respect to the assets, businesses or product lines (or interests therein), or operations, of the Company and its Subsidiaries (but not, for the avoidance of doubt, Parent or its Subsidiaries (other than the Company and its Subsidiaries)), to the extent that (A) such sale, license, disposition, holding separate, change, modification, limitation, restriction, concession, accommodation or other matter or agreement to sell, license, dispose of, hold separate, modify, limit, restrict, make a concession or accommodation or incur a liability, or other matter, is required by a Government Antitrust Entity in order to obtain any consent or approval referred to in Section 6.1(b) and (B) such sale, license, disposition, holding separate or agreement to sell, license, dispose of, hold separate, change, modification, limitation, restriction, concession, accommodation, liability or other matter (or agreement to do any of the foregoing), taken together with all other such sales, licenses, dispositions, holdings separate, changes, modifications, limitations, restrictions, concessions, accommodations, liabilities or other matters (and agreements to do any of the foregoing) Parent and its Subsidiaries have agreed or become subject to pursuant to this proviso, would not materially diminish the value of the Acquired Companies taken as a whole. Neither the Company nor any of its Subsidiaries shall proffer to, agree to or become subject to any of the items set forth in clauses (i), (ii), and (iii) of the preceding sentence without the prior written consent of Parent, and none of the Company nor any of its Subsidiaries shall be required to agree to any of the items set forth in clauses (i), (ii), and (iii) of the preceding sentence (or contemplated by the proviso thereof) that is not conditioned on the occurrence of the Effective Time.

(e) For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(f) In the event that Parent notifies the Company at least ten (10) Business Days prior to the Effective Time that Parent has determined to repay, effective at or after the Effective Time, all amounts outstanding under the Credit Agreement or other outstanding indebtedness for borrowed money of any of the Acquired Companies, the Company shall, at Parent’s request, and sole cost, use commercially reasonable efforts to obtain customary payoff letters and instruments of discharge to be delivered at, and effective at, the Effective Time, providing for the payoff, discharge and termination in full of all obligations under, and the release of all Liens and pledges of collateral securing obligations made in connection with such Credit Agreement or other indebtedness for borrowed money. Notwithstanding anything to the contrary in this Section 5.6(f), neither the Company nor any of its Subsidiaries, nor any of their Representatives, (i) shall be obligated to pay, repay, prepay or otherwise retire any amounts outstanding under (or otherwise make any payment in connection with) such Credit Agreement or other indebtedness for borrowed money unless (x) the Company has received from Parent funds to pay in full the payoff amount for such Credit Agreement or other indebtedness for borrowed money and any fees or other amounts payable to the lenders or their agents thereunder in connection with the matters contemplated by this Section 5.6(f) and (y) to the extent required by the lenders or their agents under the such Credit Agreement or other indebtedness for borrowed money pursuant to the terms thereof, Parent has agreed to and has provided backstop letters of credit or cash collateralized any existing letters of credit and guarantees and hedging arrangements and other bank products thereunder in a manner satisfactory to the lenders under the Credit Agreement or such other indebtedness for borrowed money, to the extent applicable, or (ii) (without limiting clause (i)) shall be required to enter into any definitive agreement or have any liability or obligation under any certificate, document, instrument, credit agreement or any related document or any other agreement or document related to the retirement, payment, repayment or prepayment of amounts outstanding under the such Credit Agreement or other indebtedness for borrowed money, in each case that is not contingent upon the Effective Time having occurred. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any damages, losses, costs, or expenses (including attorney’s fees) incurred by any of them as a result of or in connection with their performance under this Section 5.6(f).

(g) Subject to the terms and conditions of this Agreement, the Company will use its (and cause its Subsidiaries to use their) reasonable best efforts to obtain all necessary consents, approvals or waivers in connection with the Merger, the Charter Amendment and the transactions contemplated hereby from third parties in connection with any Contracts to which any Acquired Company is party or bound or any Permits necessary for it to own, lease, operate or use its properties and to carry on its businesses as now conducted. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, any Acquired Company or Merger Sub to, and no Acquired Company shall without the prior written consent of Parent, proffer or agree to any concession or additional liability with any Contract counterparty or any of its Affiliates in order to obtain any consent sought under any Contract.

Section 5.7 Employee Benefits Matters.

(a) During the period commencing as the Effective Time and ending on the earlier of the first anniversary of the Closing Date or December 31, 2018 (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who remains employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each, a “Continuing Employee”) with (i) at least the same base salary, wage rate and cash incentive compensation opportunity as the base salary, wage rate and cash incentive compensation opportunity provided to each such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits which are no less favorable in the aggregate (including with respect to the proportion of employee cost) than the employee benefits (excluding long term equity incentive opportunities and any defined benefit pension plan) provided to such Continuing Employee immediately prior to the Effective Time, and (iii) long-term equity incentive opportunities that are no less favorable than those provided to similarly situated employees of Parent or its Subsidiaries. Without limiting the generality of the foregoing, during the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance payments and benefits to each Continuing Employee whose employment is terminated during such period that are no less favorable than the severance payments and benefits that such Continuing Employee is eligible to receive under any applicable severance plan, policy, practice or arrangement sponsored or maintained by the Company or any of its Subsidiaries in accordance with the terms of such arrangement as in effect immediately prior to the date of this Agreement or, if greater, the severance payments and benefits that are provided to similarly situated employees of Parent and its Subsidiaries at the time of such termination.

(b) Following the Effective Time, Parent shall give each Continuing Employee full credit for prior service with the Company or its Subsidiaries to the extent such service would be recognized if it had been performed as an employee of Parent for all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for any purpose with respect to defined benefit pension plan or other plan providing for post-employment benefits) under any Parent Employee Plan providing benefits to any Continuing Employee after the Closing Date except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Employee Plans (other than any defined benefit pension plan) to the extent coverage under such plans is replacing comparable coverage under a Company Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”) and (ii) for purposes of each Parent Employee Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such Parent Employee Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or any of its Subsidiaries in which such Continuing Employee participated immediately prior to the Closing Date and (y) eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding Parent Employee Plan begins to be taken into account under such Parent Employee Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Employee Plan. For purposes of this Agreement, the term “Parent Employee Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other formal written plan or policy under which service with Parent is relevant to eligibility, vesting and/or level of benefits, for the benefit of, or relating to, the current employees of Parent or its Subsidiaries and with respect to which eligibility has not been frozen.

(c) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date : (a) any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each, a “Company Qualified Plan”); and (b) any Company Plan set forth on Section 5.7(c) of the Company Disclosure Letter, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plans by providing the Company with written notice of such election at least five (5) days before the Effective Time. Unless Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate such Company Plans (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld or delayed), effective no later than the date immediately preceding the Closing Date. Prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Parent 401(k) Plan (the “Parent Qualified Plan”), to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, but excluding any plan loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan; provided, however that the Parent Qualified Plan will not be required to accept rollovers of Roth contributions that were made to a Company Qualified Plan pursuant to Section 402A of the Code. If the Company Qualified Plan is terminated as described herein, the Continuing Employee shall be eligible immediately upon the Closing Date to commence participation in a Parent Qualified Plan.

(d) Without limiting the generality of Section 5.7(a) or the actions contemplated in Section 5.7(c), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their terms, all Company Plans set forth in Section 3.11(a) of the Company Disclosure Letter; provided, that nothing herein shall prevent the Surviving Corporation from amending or terminating any such Company Plan in accordance with its terms. Parent and the Company hereby agree that the occurrence of the Closing shall constitute a “change in control” or “change of control” (or similar term) of the Company under the terms of the Company Plans, as applicable.

(e) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time, (ii) impede or limit Parent, the Company, the Surviving Corporation or any of their Affiliates from amending or terminating any Company Plan following the Effective Time, or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of the Company or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.7) under or by reason of any provision of this Agreement.

Section 5.8 Company Equity Awards. The Company shall, after consultation with Parent, deliver to the holders of Company Stock Options and Restricted Shares, appropriate notices setting forth such holders’ rights pursuant to the Company Equity Plans and this Agreement. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on any such notices prior to the mailing or delivery thereof to the holders of Company Stock Options and Restricted Shares, and the Company shall give reasonable and good faith consideration to all additions, deletions, changes or other comments suggested by Parent, Merger Sub and their counsel. The Company shall also take the actions set forth on Section 5.8 of the Company Disclosure Letter.

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or is reasonably likely to result in any of the conditions to the Merger or Charter Amendment set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice; and (b) the receipt of any written communication received from any Person alleging that a material consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or from any Governmental Entity in connection with the transactions contemplated by this Agreement. The Company shall promptly notify Parent if it receives written or material oral notice of any material action, suit, proceeding or investigation brought against it or any of its Subsidiaries. The Company shall also promptly notify Parent if it receives comments from the SEC on any of its filings under the Securities Act or the Exchange Act or if it or any of its Subsidiaries receive any inquiry or communication from the SEC or any other Governmental Entity regarding its compliance with the Exchange Act, Securities Act or other securities laws. The Company will also keep Parent reasonably apprised of communications it receives from or discussions it has with any stockholder that (together with such stockholder’s Affiliates) beneficially owns 5% or more of the Common Shares or the Preferred Shares, which discussions are reasonably expected to be material to obtaining the Company Stockholder Approval.

Section 5.10 Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any director or employee may have under the Company Constituent Documents, any agreement or Company Plan, from and after the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, subject to the immediately following sentence), each present and each former officer or director of the Company or any of its Subsidiaries (and each Person who may become an officer or director of the Company or a Company Subsidiary between the date of this Agreement and the Effective Time) (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director, officer or employee of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including (i) the Merger and the Charter Amendment and the transactions contemplated by this Agreement and (ii) actions to enforce this Section 5.10 or any other indemnification or advancement right of any Indemnified Party. Notwithstanding anything to the contrary herein (but subject to any superior rights contained in the Company Constituent Documents (or, as relevant, those of the applicable Subsidiary of the Company) or applicable indemnification agreements to which any Acquired Company is a party), prior to making any advance in respect of the indemnification obligations set forth in this Section 5.10, the Person who is requesting such advance shall agree to repay such advances if it is ultimately determined that such Person is not entitled to indemnification in respect of the matter for which such advance was made.

(b) Except as may be required by applicable Law, Parent and the Company agree that for a period of six (6) years from the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company Constituent Documents (or, as relevant, the organizational documents of any Company Subsidiary) or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and for a period of six (6) years from the Effective Time shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend, nor shall Parent or the Surviving Corporation be required to expend, for such policies pursuant to this sentence an amount in excess of 200% of the annual premiums currently paid by the Company as of the date hereof for such insurance as set forth on Section 5.10(c) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the annual premiums currently paid by the Company as of the date hereof for such insurance as set forth on Section 5.10(c) of the Company Disclosure Letter; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage reasonably available for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) with respect to which an Indemnified Party is entitled to indemnification is instituted against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, then the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.

(e) The indemnification provided for herein shall not be deemed exclusive of, and shall be in addition to, any other rights to which an Indemnified Party is entitled, whether under the organizational documents of any Acquired Company or pursuant to Law, Contract or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are from and after the Effective Time intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.10.

Section 5.11 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company Shares, Company Equity Awards, and any other equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Anti-Takeover Statutes. If any Takeover Law is or may become applicable to the Merger or the Charter Amendment or any of the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and their respective boards of directors shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby, and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.13 Transaction Litigation. The Company shall provide Parent with prompt notice of and copies of all proceedings and correspondence relating to any Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any stockholder, or other securityholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate in the defense or settlement of any such Action, shall give due consideration to Parent’s advice with respect to such Action and shall not settle or offer to settle any such Action without the prior written consent of Parent (which consent shall be subject to Parent’s sole discretion); provided, that the Acquired Companies may at any time, without Parent’s consent, settle such Actions pursuant to settlements providing solely for (i) money damages and the payment of attorney’s fees in an aggregate amount (together with all other settlements entered pursuant to this Section 5.13) not in excess of amounts equal to the dollar amount of the limits of the D&O Insurance and/or (ii) providing additional disclosure in the Proxy Statement that does not disparage Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses.

Section 5.14 Public Announcements; Other Statements. Unless an Adverse Recommendation Change has occurred, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, and the Company shall not issue without the consent of Parent, any press release or other public statements with respect to this Agreement, the Merger, the Charter Amendment and the transactions contemplated hereby and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except (i) solely to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any national securities exchange or securities quotation system, or (ii) with respect to any statements made in any filings made to any court or, to the extent the Company Board determines in good faith (after consultation with outside counsel) that failure to make such communications would be inconsistent with the Company Board’s fiduciary duties under applicable Law, with respect to communications to holders of Company Shares, in in each case in connection with any dispute between or among the Parties regarding this Agreement or the transactions contemplated by this Agreement. The Company and its Subsidiaries shall not make any announcement or other statement to their employees regarding the terms of post-closing employment, compensation or benefits without the prior written consent of Parent (except for any such statement regarding the covenants contained in this Agreement or to state that such matters will be determined by Parent and its Subsidiaries).

Section 5.15 Transfer Taxes. Except as provided for in Section 2.2(c), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company or the Surviving Corporation in connection with this Agreement and the transactions contemplated hereby shall be paid after the Closing by either the Company or the Surviving Corporation. After the Closing, the Company and Parent shall cooperate in the preparation, execution, and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Delisting. Prior to the Closing Date, the Company shall reasonably cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Capital Market to enable the delisting by the Surviving Corporation of the Common Shares from the NASDAQ Capital Market and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Closing, the Company shall in the ordinary course of business consistent with past practice prepare quarterly and annual reports pursuant to the Exchange Act such that if any such reports are required to be filed after the Closing and prior to the deregistration of the Company’s securities under the Exchange Act, the Company will be reasonably capable of timely filing such reports.

Section 5.17 Warrant Acknowledgement Agreements. Prior to the Closing Date, the Company shall use reasonable best efforts to enter into a Warrant Acknowledgement Agreement with the holder of each outstanding Warrant that has not delivered a Warrant Acknowledgement Agreement on or prior to the date hereof and, to the extent necessary or reasonably requested by Parent, to enforce its rights under each Warrant Acknowledgement Agreement. The Company shall not, without the prior written consent of Parent, terminate, amend or modify any Warrant Acknowledgment Agreement entered into with a holder of Warrants and shall not waive any of its rights thereunder. Parent shall have the right to participate in all negotiations with respect to the obtaining of Warrant Acknowledgement Agreements. The Company shall keep Parent reasonably informed of the status of obtaining all Warrant Acknowledgement Agreements, including promptly (and in any event within twenty-four (24) hours) forwarding to the Company (or providing a summary if received orally) any notices or any other communication received by the Company or its Subsidiaries or their respect Representatives from, or given by such Party to any Warrantholder, in each case regarding any of the transactions contemplated this Section 5.17.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Merger Approval.

(b) Regulatory Approvals. All approvals, authorizations and consents set forth on Section 6.1(b) of the Company Disclosure Letter shall have been obtained and remain in full force and effect.

(c) No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect that restrains or enjoins, or otherwise prohibits or makes illegal, the consummation of the Merger.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent (which waiver shall be effective both as to itself and as to Merger Sub) at or prior to the Closing:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) Section 3.2(d), and Section 3.2(f) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case such representation or warranty shall only be required to be true and correct as of such earlier date), except for de minimis inaccuracies, (ii) the representation and warranty set forth in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date as if made at and as of such date, (iii) the representations and warranties of the Company set forth in Section 3.1(a) and clauses (i), (ii) and (iii) of Section 3.1(c) (Organization, Standing and Power), Section 3.3 (Authority), Section 3.4(a)(i) (No Conflict with Company Constituent Documents or the Subsidiary Organizational Documents), Section 3.23 (Brokers), Section 3.24 (Takeover Statutes) and Section 3.25 (Fairness Opinion) shall be true and correct in all material respects when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case such representation or warranty shall only be required to be true and correct as of such earlier date), (iv) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case such representation or warranty shall only be required to be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Material Adverse Effect or similar qualification set forth therein), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (v) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all of its agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect and there shall not have been and be continuing any condition, event, change, circumstance, effect, state of facts or development that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(d) Appraisal Rights. No more than 10% of the outstanding Applicable Company Shares (on an as if converted to Common Stock basis) as of immediately prior to the Closing shall be Dissenting Shares.

(e) Charter Amendment. The Company shall have obtained the Charter Amendment Approval and the Charter Amendment shall have become effective in accordance with Section 2.3.

(f) No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect that restrains or enjoins, or otherwise prohibits or makes illegal, the consummation of the Charter Amendment.

(g) Warrant Acknowledgement Agreements. The Company and each holder of any Warrants outstanding as of the Closing shall have entered into a Warrant Acknowledgement Agreement and each such Warrant Acknowledgement Agreement shall be in full force and effect and shall not have been amended, modified or waived in whole or in part without the prior written consent of Parent.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the Charter Amendment is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Closing:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case such representation or warranty shall only be required to be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or similar qualification set forth therein), individually or in the aggregate, would not reasonably be expected to prevent, materially delay or impair the consummation by Parent and Merger Sub of the Merger in the manner contemplated by this Agreement and (ii) the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an authorized officer of each, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub, dated as of the Closing Date, to the foregoing effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger and Charter Amendment may be abandoned at any time prior to the Effective Time, notwithstanding any approval thereof by the stockholders of the Company (with any termination by Parent also being an effective termination by Merger Sub) only as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree that permanently restrains or enjoins, or otherwise permanently prohibits or makes illegal, the consummation of the Merger, and such judgment, order, injunction, rule or decree shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a Party if the breach by such Party of any covenant or agreement set forth in this Agreement (it being understood and agreed that the Parent and Merger Sub shall be deemed to be a single Party for purposes of the foregoing proviso) shall have materially contributed to the issuance of such judgment, order, injunction, rule or decree (or to such judgment, order, injunction, rule or decree becoming final and nonappealable);

(ii) if upon a vote taken at any duly held Company Stockholders Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approvals, the Company Merger Approval is not obtained,; or

(iii) if the Effective Time shall not have occurred on or before January 14, 2018 (the “Outside Date”); provided that no Party whose breach of this Agreement materially contributed to the failure of the Effective Time to occur prior to the Outside Date shall be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iii) (it being understood and agreed that the Parent and Merger Sub shall be deemed to be a single Party for purposes of the foregoing proviso).

(c) by Parent, at any time prior to the Effective Time:

(i) if (A) (x) any of the representations or warranties of the Company set forth in Article III shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate, or (y) the Company shall have breached or failed to perform when required any of its covenants or agreements set forth in this Agreement, in the case of each of clause (x) and clause (y), such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied if it were to be measured as of the time of such breach or failure, and such breach, untruth or inaccuracy either is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company or (ii) two (2) Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that any condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied if it were to be measured as of the time of such breach;

(ii) if, after the date hereof, the Company Board or any committee thereof shall have effected an Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement);

(iii) if any Governmental Entity of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree that permanently restrains or enjoins, or otherwise permanently prohibits or makes illegal, the consummation of the Charter Amendment, and such judgment, order, injunction, rule or decree shall have become final and nonappealable;

(iv) (A) if, upon a vote taken at any duly held Company Stockholders Meeting (or at any adjournment or postponement thereof) held to obtain the Charter Amendment Approval, the Charter Amendment Approval is not obtained or (B) a vote on the Company Merger Approval and Charter Amendment Approval is not taken at the Company Stockholders Meeting on or before the date that is seven (7) days after the later of (x) the date for the Company Stockholders Meeting that is set forth in the definitive Proxy Statement initially distributed to the Company’s stockholders and (y) such date to which the Company Stockholders Meeting is postponed or adjourned in compliance with Section 5.4;

(v) if at any time on or after the earlier of (A) the date of the Company Stockholders Meeting (subject to any adjournment or postponement thereof), and (B) the date that is two (2) Business Days prior to the Outside Date, the condition set forth in Section 6.2(g) would not be satisfied if the Closing were to occur at such time, provided that such right to termination shall expire ten (10) Business Days after the date on which such right first became available to be exercised; or

(vi) if at any time on or after the earlier of (x) the fourteenth (14th) day following any duly held Company Stockholders Meeting held to obtain the Company Stockholder Approvals and (y) the date that is two (2) Business Days prior to the Outside Date, the condition set forth in Section 6.2(d) would not be satisfied if the Closing were to occur at such time.

(d) by the Company:

(i) if (A) (x) any of the representations or warranties of Parent or Merger Sub set forth in Article IV shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate, or (y) Parent or Merger Sub shall have breached or failed to perform when required any of their respective covenants or agreements set forth in this Agreement, in the case of each of clause (x) and clause (y), such that any condition set forth in Section 6.3 would not be satisfied if it were to be measured as of the time of such breach or failure, and such breach, untruth or inaccuracy either is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent or (ii) two (2) Business Days prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied if it were to be measured as of the time of such breach; or

(ii) prior to obtaining the Company Merger Approval, in order to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal in compliance with Section 5.3(e)(1) (after having complied with Section 5.3 in respect of such Acquisition Proposal, including Section 5.3(f)); provided that the Company enters such Alternative Acquisition Agreement substantially concurrently with the termination of this Agreement and pays the Termination Fee in accordance with Section 7.3(b).

The Party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other Parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of this Section 7.2, Section 7.3 (Fees and Expenses), and Article VIII (General Provisions) of this Agreement shall survive the termination hereof. Notwithstanding the foregoing, nothing contained herein shall relieve any Person of liability for a willful or intentional breach of its covenants or agreements set forth in this Agreement prior to such termination or for fraud.

Section 7.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with this Agreement, the Merger and the transactions contemplated hereby shall be borne and timely paid by the Party incurring such fees or expenses, whether or not the Merger is consummated, except as expressly provided below.

(b) In the event that:

(i) (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or is made directly to or otherwise communicated to any Significant Stockholder or its respective Affiliates (and shall not have been withdrawn at least two (2) Business Days prior to the Company Stockholders Meeting), (B) this Agreement is thereafter terminated by the Company or Parent pursuant to Section 7.1(b)(ii) or by Parent pursuant to Section 7.1(c)(iv) or Section 7.1(c)(vi) and, in the case of Section 7.1(c)(vi), at the time of such termination, more than 20% of the outstanding Applicable Company

Shares (on an as if converted to Common Stock basis) are Dissenting Shares, and (C) concurrently with or within twelve (12) months after the date of any such termination of this Agreement referred to in clause (B), (x) the Company or any of its Subsidiaries enters into a definitive agreement providing for the consummation of an Acquisition Proposal, (y) the Company Board or any committee thereof recommends that Company stockholders vote in favor of or tender into an Acquisition Proposal that (either within twelve (12) months after the termination of this Agreement or afterwards) is subsequently consummated, or (z) any Acquisition Proposal is consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the earlier of the entry into such definitive agreement with respect to, or consummation of, such Acquisition Proposal;

(ii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(c)(v), (B) prior to such termination, an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed (and shall not have been withdrawn at least two (2) Business Days prior to such termination) or is made directly to or otherwise communicated to any holder of Warrants for which the condition referred to in Section 7.1(c)(v) has not been satisfied at the time of such termination, and (C) concurrently with or within twelve (12) months after the date of any such termination of this Agreement referred to in clause (B), (x) the Company or any of its Subsidiaries enters into a definitive agreement providing for the consummation of an Acquisition Proposal, (y) the Company Board or any committee thereof recommends that Company stockholders vote in favor of or tender into an Acquisition Proposal that (either within twelve (12) months after the termination of this Agreement or afterwards) is subsequently consummated or (z) any Acquisition Proposal is consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the earlier of the entry into such definitive agreement with respect to, or consummation of, such Acquisition Proposal;

(iii) (A) an Acquisition Proposal is made directly to the Company’s stockholders or otherwise publicly disclosed or otherwise communicated to the Company, the Company Board or any committee thereof (and shall not have been withdrawn prior to the termination of this Agreement), and (B) this Agreement is thereafter terminated by the Company or Parent pursuant to Section 7.1(b)(iii) and at the time of such termination any of the conditions set forth in Section 6.1(a), Section 6.2(e) or Section 6.2(g) have not been satisfied or waived, and (C) concurrently with or within twelve (12) months after the date of any such termination of this Agreement referred to in clause (B), (x) the Company or any of its Subsidiaries enters into a definitive agreement providing for the consummation of an Acquisition Proposal, (y) the Company Board recommends that Company stockholders vote in favor of or tender into an Acquisition Proposal that (either within twelve (12) months after the termination of this Agreement or afterwards) is subsequently consummated, or (z) any Acquisition Proposal is consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the earlier of the entry into such definitive agreement with respect to, or consummation of, such Acquisition Proposal;

(iv) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

(v) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee prior to or concurrently with, and as a condition to, such termination; and

(vi) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(ii) or by Parent pursuant to Section 7.1(c)(iv), Section 7.1(c)(v), or Section 7.1(c)(vi), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Expense Reimbursement Amount within two (2) Business Days after such termination;

(c) For purposes of this Section 7.3:

(i) “Acquisition Proposal”, solely as used in Section 7.3(b)(i), Section 7.3(b)(ii) and Section 7.3(b)(iii) shall have the meaning ascribed thereto in Section 5.3(h)(ii), except that references in Section 5.3(h)(ii) to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)” and references to “eighty-five percent (85%)” shall be replaced by references to “fifty percent (50%)”.

(ii) “Termination Fee” means an amount equal to $4,800,000, except that in the event that this Agreement is validly terminated:

(A) by the Company pursuant to and in accordance with Section 7.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that the Company Board has determined is a Superior Proposal at or before 11:59 p.m., Chicago Time on August 31, 2017 (the “Tier 1 Fee Deadline”) (or an Acquisition Proposal that is determined by the Company Board to be a Superior Proposal after the Tier 1 Fee Deadline that reflects modifications as a result of the Company’s compliance with Section 5.3(f) to an Acquisition Proposal that the Company Board has determined is a Superior Proposal at or before the Tier 1 Fee Deadline); or

(B) by Parent pursuant to and in accordance with Section 7.1(c)(ii) in connection with an Adverse Recommendation Change effected by the Company Board pursuant to and in accordance with Section 5.3(e)(i) in connection with an Acquisition Proposal that the Company Board has determined at or before the Tier 1 Fee Deadline is a Superior Proposal (or an Acquisition Proposal that is determined by the Company Board to be a Superior Proposal after the Tier 1 Fee Deadline that reflects modifications as a result of the Company’s compliance with Section 5.3(f) to an Acquisition Proposal that the Company Board has determined is a Superior Proposal at or before the Tier 1 Fee Deadline), then the “Termination Fee” shall mean an amount equal to $1,600,000.

(iii) “Expense Reimbursement Amount” means an amount equal to $2,400,000, representing a partial reimbursement of Parent’s costs and expenses in connection with this Agreement.

(d) Each of the Parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for all or a portion of the Termination Fee or the Expense Reimbursement Amount, the Company shall pay to Parent or Merger Sub interest on the amount of the Termination Fee or the Expense Reimbursement Amount from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime rate in effect on the date such payment was required to be made (as set forth in The Wall Street Journal) plus two percent (2%). Upon termination of this Agreement in accordance with its terms, Parent’s right, if any, to receive the Termination Fee and the Expense Reimbursement Amount pursuant to Section 7.3(b) and the amounts described in the second sentence of this Section 7.3(d) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates against the Company or its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger or the Charter Amendment or the transactions contemplated by this Agreement to be consummated, and upon payment of such Termination Fee or the Expense Reimbursement Amount (or both, if both are payable) and any applicable amount described in the second sentence of this Section 7.3(d), none of the Company or its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation under this Agreement or the Merger or the Charter Amendment or the transactions contemplated by this Agreement; provided, that, nothing in this shall relieve any Person from liability under any Voting and Support Agreement, Director Agreement or Warrant Acknowledgement Agreement or from liability for willful or intentional breach of its covenants or agreements set forth in this Agreement prior to such termination or for fraud. In no event shall the Company be required to pay the Termination Fee or the Expense Reimbursement Amount more than once. In the event that the Company becomes obligated to pay and pays the Expense Reimbursement Amount to Parent and subsequently becomes obligated to pay and pays the Termination Fee to Parent, the amount of the Termination Fee payable to Parent shall be reduced by the Expense Reimbursement Amount (but not to less than zero).

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties hereto at any time prior to the Effective Time, whether before or after the Company Merger Approval has been obtained; provided, however, that (i) any such amendment, modification or supplement shall be in a writing specifically designated as an amendment hereto and signed on behalf of each of the Parties and (ii) after the Company Merger Approval have been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the Parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Party or Parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other Party or Parties set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party or Parties contained herein; provided, however, that after the Company Merger Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party or Parties, as applicable. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 5.7 (Employee Benefits Matters) and 5.10 (Indemnification, Exculpation and Insurance) shall survive the consummation of the Merger. Except as set forth in the immediately preceding sentence, none of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed as a whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt (excluding out-of-office e-mail replies), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Corporation, to:

BorgWarner Inc.

3850 Hamlin Road

Auburn Hills, Michigan 48326

Attention:         John J. Gasparovic

Facsimile:         (248) 754-0888

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention:         Brian J. Fahrney

                  Scott R. Williams

                  Christopher R. Hale

Email:               bfahrney@sidley.com

                   swilliams@sidley.com

                  chale@sidley.com

Facsimile:          (312) 853-7036

(ii)	if to the Company, to:

Sevcon, Inc.

155 Northboro Road, Suite 1

Southborough, Massachusetts 01772

Attention: Matt Boyle

Email: matt.boyle@sevcon.com

Facsimile: +44 191 497 9175

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attention: Jeremy London

Email: jeremy.london@skadden.com

Facsimile: (202) 661-8299

and

Locke Lord LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Attention: Matthew C. Dallett

Email: matthew.dallett@lockelord.com

Facsimile: (866) 955-8690

Section 8.3 Certain Definitions. For purposes of this Agreement:

“Action” means any civil, criminal or administrative suit, claim, action, proceeding, audit, arbitration or disclosed investigation.

“Affiliate” of any Person means any other Person that, at the time of determination, directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Applicable Company Share” means the Common Shares and, if the Charter Amendment becomes effective in accordance with Section 2.3 the Closing, the Preferred Shares.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by Law or executive order to be closed.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Copyrights” means all registered and unregistered copyrights in both published works and unpublished works of authorship and all copyrightable subject matter, including such rights in Software.

“Credit Agreement” means the FrontFour Term Loan, the PASC Term Loan and the facilities maintained by the Company and its Subsidiaries with National Westminster Bank plc.

“Data Room” means the electronic documentation site established on behalf of the Company by Locke Lord LLP, as it exists at 5:00 p.m. (Eastern time) on the day before the execution of this Agreement.

“Domain Names” means internet domain names presently used by Company or any of its Subsidiaries in the conduct of their business.

“ERISA Affiliate” means any trade or business that together with the Company or any of its Subsidiaries is considered a single employer pursuant to Section 414(b), (c), (m), or (o) of the Code.

“Former Joint Venture” means (as translated into English, Sevcon New Energy Technology (Hubei) Co., Ltd.).

“FrontFour Term Loan” means that certain Term Loan Agreement between the Company and FrontFour Capital Group, LLC, dated as of May 22, 2017.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, taxing authority (or other authority competent to impose any liability in respect of Tax or responsible for the administration or collection of Tax or enforcement of any law in relation to Tax), other governmental body, or national stock exchange.

“Government Contract” means any Contract between the Company or any of its Subsidiaries on the one hand, and any Governmental Entity (or a contractor or subcontractor to a Governmental Entity, in its capacity as such) on the other hand.

“Intellectual Property” means collectively Patents (and proprietary rights in inventions and discoveries that may be patentable), Trademarks, Domain Names, Copyrights and Know-How.

“Know-How” means confidential or proprietary information, know-how, trade secrets, and proprietary rights in customer lists, technical information, research and development, data, processes, formulas, algorithms, methods, processes, technology and Software.

“knowledge of the Company” means the actual knowledge after due inquiry of the individuals set forth on Section 8.3 of the Company Disclosure Letter.

“Material Adverse Effect” means any condition, event, change, circumstance or effect that has a material adverse effect on the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or on the Company’s ability to fulfill its obligations under this Agreement or consummate the Merger or the Charter Amendment; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Material Adverse Effect:

(1) changes, trends or developments generally affecting designers, manufacturers or sellers of motor controllers for zero emission electric and hybrid vehicles, designers, manufacturers or sellers of battery chargers for electric vehicles, or designers, manufacturers or sellers of capacitors for use in railroad signaling;

(2) changes in global, national or regional economic, business, regulatory, legislative, political, or market conditions or in national or global financial markets;

(3) any geopolitical conditions, disease, the outbreak or escalation of hostilities, an act of war (whether or not declared), sabotage, terrorism, civil disorder, military actions or the escalation thereof;

(4) changes or proposed changes in GAAP or in Laws applicable to the Company or any of its Subsidiaries;

(5) any decline in the market price or change in the trading volume of the Company’s securities on any national securities exchange or other trading market (provided that the exception in this clause (5) shall not prevent or otherwise affect a determination that any condition, event, change, circumstance or effect underlying such decline has resulted in or contributed to a Material Adverse Effect);

(6) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (6) shall not prevent or otherwise affect a determination that any condition, event, change, circumstance or effect underlying such failure has resulted in or contributed to a Material Adverse Effect, including adverse developments with respect to customers (to the extent such adverse developments with respect to customers are not otherwise excluded by any of clause (1) through clause (5) or clause (7) through clause (9) of this definition of “Material Adverse Effect” from being taken into account in determining whether a Material Adverse Effect has or would reasonably be expected to occur));

(7) the public announcement of the identity of Parent as a party to this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with its customers, employees, or suppliers, or with any other third party; provided, that the exceptions set forth in this clause (7) shall not apply to the use of the term “Material Adverse Effect” in Section 3.4 (or, solely as it relates to matters otherwise covered by Section 3.4, Section 6.2(a)(iv));

(8) any change resulting from or arising out of a hurricane, earthquake, tornado, flood, or other weather-related condition or natural disaster; or

(9) (x) any action required to be taken (or required not to be taken) pursuant to this Agreement (other than pursuant to Section 5.1(a)); provided, that the exceptions set forth in this clause (9)(x) shall not apply to the use of the term “Material Adverse Effect” in Section 3.4 (or, solely as it relates to matters otherwise covered by Section 3.4, Section 6.2(a)), or (y) any action taken following the date of this Agreement at the written request or instruction following the date of this Agreement, or with the prior written consent following the date of this Agreement, of Parent or Merger Sub.

except, in the case of any of clauses (1), (2), (3), (4), or (8), to the extent such condition, event, change, circumstance or effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such condition, event, change, circumstance or effect has on other companies primarily engaged in the designing, manufacturing or selling of motor controllers for zero emission electric and hybrid vehicles, designers, manufacturers or sellers of battery chargers for electric vehicles, or designers, manufacturers or sellers of capacitors for use in railroad signaling (in which case such condition, event, change, circumstance or effect shall be taken into account in determining whether there has been a Material Adverse Effect solely to the extent of such disproportionate adverse effect).

“Open Source Code” means all Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

“Owned Intellectual Property” means Intellectual Property owned by the Company or any of its Subsidiaries.

“PASC Term Loan” means that certain Term Loan Agreement between the Company and Banca Monte Dei Paschi Di Siena S.p.A., dated as of January 27, 2016 (as may be amended from time to time).

“Patents” means all patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization, including any Governmental Entity.

“Representative” means, with respect to any Person, the officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents and representatives of such Persons.

“Significant Stockholders” means each of GGCP, Inc., Mario J. Gabelli, Teton Advisors, Inc., Gabelli Funds, LLC, GAMCO Investors, Inc., Associated Capital Group, Inc., GAMCO Asset Management Inc. or Gabelli & Company Investment Advisers, Inc.

“Software” means computer software, including source code, object, executable or binary code, and all objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons, icons, files, data, training materials, manuals, design notes and documentation related thereto or associated therewith.

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned, directly or indirectly, by: (i) such first Person, (ii) such first Person and one or more of its Subsidiaries, or (iii) one or more Subsidiaries of such first Person. For the avoidance of doubt, the term “Subsidiary” of the Company shall include for all periods Sevcon New Energy Technology (Hubei) Company Limited and any Subsidiaries or branch offices thereof.

“Trade Secrets” means trade secrets, know-how, customer lists, technical information, invention disclosures, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology, each to the extent protectable as a trade secret pursuant to applicable Law.

“Trademarks” means trade names, registered and unregistered trademarks, service marks, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and applications therefor.

“Warrant Acknowledgement Agreement” means an agreement in the form attached hereto as Exhibit C, providing for an amount per Warrant equal to the product of (i) the number of Common Shares underlying the Warrant and (ii) the Per Common Share Merger Consideration, and with any modifications to such form that: (x) do not change the amount payable to the Warrantholder party thereto and are not otherwise adverse to the Company or its Subsidiaries or Parent or its Subsidiaries and (y) Parent may direct that do not adversely affect the obtaining of the Warrant Acknowledgement Agreements or provide for any additional material obligations of the Company and its Subsidiaries prior to the Effective Time.

“Warrants” means all outstanding Warrants to purchase Company Shares issued by the Company.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The words “include,” “includes” and “including” and words of similar import when used in this Agreement will mean “include, without limitation,” “includes, without limitation” or “including, without limitation,” unless otherwise specified. The word “or” shall not be exclusive. The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “made available” (or words of similar import) in respect of information made available (or words of similar import) to or by any of the Parties, means information made available to or (as applicable) by such Person physically, electronically or otherwise, including through the Data Room; provided, that the use of such words in Article III or Section 5.1 with respect to information made available by the Company or any of its Subsidiaries to Parent or its Subsidiaries shall refer only to information made available through (a) the Data Room or (b) in the Publicly Available Company SEC Documents. With respect to the Company, any reference to the Company’s directors at any time shall also include all of the Company’s “directors emeritus” as of such time.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, (x) Parent, Merger Sub and the Company shall be permitted to take the actions expressly required by this Agreement and (y) if Parent so determines, Parent and its representatives may solicit proxies in favor of the Company Stockholder Approval and have discussions with holders of the Company’s securities). The letter agreement, dated April 11, 2017 between Parent and Company, as amended, is hereby terminated and shall be of no further force and effect and no party shall have any liability thereunder.

Section 8.6 Parties in Interest. Except as provided in Section 5.10 (Indemnification, Exculpation and Insurance), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third party beneficiaries under Section 5.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.13 without notice or liability to any other Person. Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 8.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflicts of law principles thereof to the extent that such principles would require application of the laws of another jurisdiction.

Section 8.9 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transaction contemplated hereby brought by it or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the Parties hereby irrevocably submits to the exclusive personal jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to the action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating to this Agreement or the transaction contemplated hereby in any court other than the courts of the State of Delaware, as described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by such court. Each of the Parties further agrees that notice provided in accordance with Section 8.2 or in such other manner as may be permitted by Law shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts of the State of Delaware, as described above, for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub may assign in its sole discretion and without the consent of any other Party, any or all (but not less than all) of its rights and interests, and delegate all but not less than all of its and obligations, under this Agreement to any direct or indirect wholly owned Subsidiary of Parent that is a Delaware corporation by providing written notice thereof to the Company; provided that (i) any such assignment shall not prevent, materially delay or impede the consummation of the Merger or Charter Amendment or otherwise materially impede the rights of the stockholders of the Company under this Agreement, (ii) no such assignment shall relieve Parent or Merger Sub of its obligations hereunder and (iii) such assignment shall not result in a delay of the date of the Company Stockholders Meeting. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.11 Enforcement. The Parties agree that irreparable damage would occur if any of the provisions contained of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that each Party, without prejudice to any rights and remedies otherwise available, shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement without proof of actual damages. Each of the Parties hereby waives any requirement under any law to post security as a prerequisite to obtaining equitable relief. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law.

Section 8.12 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one (1) or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.16 Electronic Signature. This Agreement may be executed by electronically scanned signature and such signatures shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is hereby expressly waived.

Section 8.18 Disclosure Letters. The fact that any item or other information is disclosed in the Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item or other matter in the Company Disclosure Letter shall not be construed as an admission or indication that such item or other matter is or is not material or that such item has had or would reasonably be expected to have a Material Adverse Effect. Headings in the Company Disclosure Letter are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BORGWARNER INC.

By:	/s/ Chris Vance
Name: Chris Vance
Title: Vice President, Business Development and M&A

SLADE MERGER SUB INC.

By:	/s/ John J. Gasparovic
Name: John J. Gasparovic
Title: Vice President and Secretary

SEVCON, INC.

By:	/s/ Matt Boyle
Name: Matt Boyle
Title: President and CEO

ANNEX I

INDEX OF DEFINED TERMS

Definition	Location
Acceptable Confidentiality Agreement	Section 5.3(h)(i)
Acquired Companies	Section 3.1(a)
Acquired Company	Section 3.1(a)
Acquisition Proposal	Section 7.3(c)(i), Section 5.3(h)(ii)
Action	Section 8.3
Adverse Recommendation Change	Section 5.3(d)(i)
Affiliate	Section 8.3
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(d)(ii)
Anticorruption Laws	Section 3.10(e)
Antitrust Counsel Only Material	Section 5.6(b)
Antitrust Law	Section 5.6(e)
Applicable Company Share	Section 8.3
Appraisal Rights	Section 2.2(i)
Bassi	Recitals
Bassi Voting and Support Agreement	Recitals
Book-Entry Shares	Section 2.1(c)(iii)
Business Day	Section 8.3
Certificate	Section 2.1(c)(iii)
Certificate of Merger	Section 1.2
Charter Amendment	Recitals
Charter Amendment Approval	Section 3.3(a)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Section 2.2(h)
Common Share	Recitals
Company	Preamble
Company Board	Recitals
Company Constituent Documents	Section 3.1(b)
Company Determination	Section 3.3(b)
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.1(d)(iii)
Company Equity Plan	Section 2.1(d)(i)
Company Merger Approval	Section 3.3(a)
Company Plan	Section 3.11(a)
Company Qualified Plan	Section 5.7(c)
Company Recommendation	Section 3.3(b)
Company SEC Documents	Section 3.5(a)
Company Share	Recitals
Company Stock Equivalents	Section 3.2(b)
Company Stock Option	Section 2.1(d)(i)
Company Stockholder Approvals	Section 3.3(a)
Company Stockholders Meeting	Section 5.4(d)
Company Voting Debt	Section 3.2(b)
Confidentiality Agreement	Section 5.5(b)
Continuation Period	Section 5.7(a)
Continuing Employee	Section 5.7(a)
Contract	Section 3.15(b)

control	Section 8.3
Copyrights	Section 8.3
Credit Agreement	Section 8.3
D&O Insurance	Section 5.10(c)
Data Room	Section 8.3
DGCL	Recitals
Director Agreements	Recitals
Director Group	Recitals
Dissenting Shares	Section 2.2(i)
DOJ	Section 3.10(d)
Domain Names	Section 8.3
Effective Time	Section 1.2
Environment	Section 3.13(d)(i)
Environmental Laws	Section 3.13(d)(ii)
Environmental Permits	Section 3.13(d)(iii)
ERISA	Section 3.11(a)
ERISA Affiliate	Section 8.3
ERISA Plan	Section 3.11(b)(ii)
Exchange Act	Section 3.4(b)
Excluded Shares	Section 2.1(b)
Expense Reimbursement Amount	Section 7.3(c)(iii)
Foreign Company Plan	Section 3.11(b)(i)
Former Joint Venture	Section 8.3
Former JV Partner	Section 3.1(c)(i)
FrontFour Term Loan	Section 8.3
GAAP	Section 3.5(b)
Government Antitrust Entity	Section 5.6(a)
Government Contract	Section 8.3
Governmental Entity	Section 8.3
Indemnified Parties	Section 5.10(a)
Intellectual Property	Section 8.3
Intervening Event	Section 5.3(h)(iii)
IRS	Section 3.11(a)
JV Buy-Out Contracts	Section 3.1(c)(i)
Know-How	Section 8.3
knowledge of the Company	Section 8.3
Law	Section 3.4(a)
Liens	Section 3.2(a)
Material Adverse Effect	Section 8.3
Material Contract	Section 3.15(a)(xviii)
Material Customer	Section 3.19
Material Supplier	Section 3.19
Materials of Environmental Concern	Section 3.13(d)(iv)
Merger	Recitals
Merger Sub	Preamble
Meson Group	Recitals
Meson Voting and Support Agreement	Recitals
Notice of Superior Proposal or Intervening Event	Section 5.3(f)(i)
Notice Period	Section 5.3(f)(ii)
Old Plans	Section 5.7(b)
Open Source Code	Section 8.3
Option Payments	Section 2.1(d)(i)

Outside Date	Section 7.1(b)(iii)
Owned Intellectual Property	Section 8.3
Owned Real Property	Section 3.17(a)
Parent	Preamble
Parent Employee Plan	Section 5.7(b)
Parent Qualified Plan	Section 5.7(c)
Parties	Preamble
PASC Term Loan	Section 8.3
Patents	Section 8.3
Paying Agent	Section 2.2(a)
Paying Agent Agreement	Section 2.2(a)
Payment Fund	Section 2.2(a)
PBGC	Section 3.11(c)
Pension Plan	Section 3.11(a)
Per Common Share Merger Consideration	Recitals
Per Preferred Share Merger Consideration	Recitals
Permits	Section 3.10(b)
Permitted Liens	Section 3.17(b)
Person	Section 8.3
Preferred Share	Recitals
Proxy Statement	Section 5.4(a)
Publicly Available Company SEC Documents	Article III
Real Property	Section 3.17(c)
Real Property Leases	Section 3.17(c)
Representative	Section 8.3
Restricted Share Payments	Section 2.1(d)(ii)
Restricted Shares	Section 2.1(d)(ii)
SEC	Section 3.5(a)
SEC Clearance	Section 5.4(a)
Securities Act	Section 3.5(a)
Significant Stockholders	Section 8.3
Software	Section 8.3
SOX	Section 3.5(a)
Specified Date	Section 3.2(b)
Subsidiary	Section 8.3, Section 8.3
Subsidiary Organizational Documents	Section 3.1(b)
Superior Proposal	Section 5.3(h)(iv)
Superior Proposal Change Notice	Section 5.3(f)(iii)
Surviving Corporation	Section 1.1(a)
Takeover Laws	Section 3.24
Tax	Section 3.14(b)(i)
Tax Return	Section 3.14(b)(ii)
Taxes	Section 3.14(b)(i)
Termination Fee	Section 7.3(c)(ii)
Tier 1 Fee Deadline	Section 7.3(c)(ii)(A)
Trade Secrets	Section 8.3
Trademarks	Section 8.3
VAT	Section 3.14(b)(iii)
Voting and Support Agreements	Recitals
WARN	Section 3.12(a)
Warrant Acknowledgement Agreement	Section 8.3
Warrants	Section 8.3

EXHIBIT A

FORM OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF THE CORPORATION

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SEVCON, INC.

Sevcon, Inc., a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation, as previously amended, is hereby amended as follows:

Article	FOURTH.II, Section 7 is hereby amended by adding, immediately after Section 7(e), the following:

“(f) Notwithstanding anything to the contrary contained herein, in connection with the merger contemplated by that certain Agreement and Plan of Merger, dated as of July 14, 2017 (as amended in accordance with its terms, the “Merger Agreement”), by and among BorgWarner Inc., Slade Merger Sub Inc. and the Corporation, each share of Series A Preferred shall be converted into the right to receive the applicable Per Preferred Share Merger Consideration set forth in the Merger Agreement, in accordance with the terms and subject to the conditions set forth therein.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by its authorized officer this [●] day of [●], 2017.

SEVCON, INC.

By:
Name: Title:

EXHIBIT B

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

CERTIFICATE OF INCORPORATION

OF

SEVCON, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Sevcon, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (“DGCL”).

FOURTH: The capital stock of the Corporation shall consist of 1,000 shares of Common Stock with a par value of $0.10 per share. Each share of Common Stock of the Corporation shall entitle the holder thereof to one vote, in person or by proxy, on each proposition submitted to the stockholders for their vote thereon or their written consent thereto.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation, subject to any specific limitation on such power contained in any Bylaws adopted by the stockholders. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

SIXTH: No person who is or was a director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH: Each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), including, without limitation, proceedings by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding, and such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred by this Article SEVENTH shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition. The rights conferred on any Covered Person by this Article SEVENTH shall not be exclusive of any other rights which any Covered Person may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise. Any repeal or amendment of this Article SEVENTH by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. This Article SEVENTH shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Covered Persons.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

EXHIBIT C

FORM OF WARRANT ACKNOWLEDGEMENT AGREEMENT

CONFIDENTIAL

WARRANT ACKNOWLEDGEMENT AGREEMENT

To [Slade], a Delaware corporation (the “Company”):

1.    Cancellation and Surrender of Warrant. The undersigned warrantholder (the “Warrantholder”) hereby acknowledges that the Company has entered into an Agreement and Plan of Merger, dated as of [•], 2017 by and among the Company, BorgWarner Inc., a Delaware corporation, or one of its wholly owned subsidiaries (“Parent”), and a wholly owned subsidiary of Parent (“Merger Sub”) (as it may be amended, modified or supplemented, the “Merger Agreement”), which provides that at the effective time (the “Effective Time”) of the merger contemplated by the Merger Agreement (the “Merger”), each share of common stock of the Company, par value $0.10 per share (each a “Common Share”), shall cease to exist and shall be automatically converted into the right to receive the consideration specified in the Merger Agreement. As a material inducement to the Company and Parent to consummate the transactions contemplated by the Merger Agreement or to the Company to enter into and consummate transactions contemplated by an Alternative Purchase Agreement (as defined below), the Warrantholder hereby agrees that effective immediately prior to the Effective Time (and conditioned on the occurrence of the Effective Time) or the effective time (the “Alternative Effective Time”) (and conditioned on the occurrence of the Alternative Effective Time) of transactions contemplated by an Alternative Acquisition Agreement which agreement provides for an amount of consideration (in cash, securities or otherwise or a combination thereof) payable, directly or indirectly, per Common Share that is equal to or greater than such amount in the Merger Agreement (such agreement, the “Alternative Purchase Agreement”), (i) the Warrant (as defined below) is hereby automatically and without further action by the Warrantholder, cancelled, terminated and extinguished and (ii) in respect thereof, the Warrantholder shall be entitled to receive the consideration as set forth in Section 2 (the “Warrant Consideration”). Following such cancellation, termination and extinguishment, the Warrantholder shall not have any further rights with respect to the Warrant, other than the right to receive the Warrant Consideration.

2.    Consideration. Effective as of immediately prior to the Effective Time or the Alternative Effective Time, as applicable, the Warrantholder hereby surrenders for cancellation to the Company all of the Warrantholder’s rights, title and interest in and to that certain Warrant to Purchase Common Stock (the “Warrant”), dated July 8, 2016, issued to Warrantholder by the Company for the right to purchase up to that number of Common Shares set forth on the signature page hereto (“Share Amount”) at an exercise price of $10.00 per Common Share (the “Per Share Exercise Price”), in exchange for a payment (in cash, securities or otherwise or a combination thereof as provided in the Merger Agreement or the Alternative Purchase Agreement, as applicable) equal to: (a) the Share Amount multiplied by (b) the amount of consideration per Common Share payable, directly or indirectly, pursuant to the Merger Agreement or the Alternative Purchase Agreement, as applicable, minus the Per Share Exercise Price, less applicable withholding taxes.

3.    Waiver of Notice. The Warrantholder does hereby waive all requirements under the Warrant in respect of notice to be given by the Company and any and all other rights to notice, consent or other procedural requirements set forth in the Warrant, which waiver also confirms that no default or breach exists under the Warrant (or, if any such default or breach does exists, that the Warrantholder hereby waives any such default or breach) in connection with the Merger or in respect of any action otherwise required thereunder by the Company, and by execution of this Warrant Acknowledgement Agreement hereby waives and relinquishes any and all right to exercise the Warrant on or after the Effective Time or the Alternative Effective Time, as applicable.

4.    General Release of All Claims.

(a)    By execution and delivery of this Warrant Acknowledgement Agreement, the Warrantholder, on its own behalf and on behalf of each of its predecessors, successors and past, present and future assigns hereby, effective as of and conditioned upon the Effective Time or the Alternative Effective Time, as applicable, (i) absolutely, generally, irrevocably, unconditionally and completely releases, acquits and forever discharges each of the Releasees of and from any and all Claims related to the Warrant, and (ii) absolutely, generally, irrevocably, unconditionally and completely waives and relinquishes each and every Claim relating to the Warrant, in each case that the Warrantholder or any of its predecessors, successors and past, present and future assigns (collectively, the “Associated Parties”) may have had in the past, may now have or may have in the future against any Releasee, at common law or under any other law, on any ground whatsoever relating to the Warrant; provided, however, that the Warrantholder is not releasing any right of the Warrantholder to the Warrant Consideration.

(b)    By execution and delivery of this Warrant Acknowledgement Agreement, the Warrantholder, on its own behalf and on behalf of each of the Associated Parties, hereby irrevocably covenants to refrain from asserting any Claim, or commencing, instituting or causing to be commenced, any action, suit or proceeding of any kind against any Releasee based upon any Claim released or purported to be released pursuant to paragraph (a) above.

(c)    For purposes of this Warrant Acknowledgement Agreement:

(i)	“Claims” means all past, present and future disputes, claims, controversies, liabilities, actions, demands, rights, damages, causes of action, indemnities and obligations of every kind and nature, in law, equity, or otherwise, whether matured or unmatured, absolute or contingent, asserted or exercised by the Warrant related to the Warrants; and

(ii)	“Releasees” means: (a) the Company and any past, present or future direct or indirect subsidiaries of the Company; (b) Parent and any past, present or future direct or indirect subsidiaries of Parent, (c) in the event of the execution and delivery of an Alternative Purchase Agreement, the acquiring party in such Alternative Purchase Agreement (“Alternative Purchaser”) and any past, present or future director or indirect subsidiaries of such acquiring party, and (d) the successors and past, present and future assigns, directors, officers, agents, employees, attorneys and representatives of the respective entities identified or otherwise referred to in clauses “(a)” through “(d)”.

5.    Representations. The Warrantholder represents and warrants as follows:

(a)    the Warrantholder (i) if a corporation, partnership or other legal entity, is duly formed, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, formation or other organization, and (ii) has full capacity, power and authority necessary to execute and deliver this Warrant Acknowledgement Agreement. The Warrantholder’s execution, delivery and performance of this Warrant Acknowledgement Agreement has been duly authorized and no other actions or proceedings on the part of the Warrantholder are necessary to authorize this Warrant Acknowledgement Agreement and the transactions contemplated hereby. This Warrant Acknowledgement Agreement has been duly and validly executed and delivered by the Warrantholder and constitutes the valid and binding obligation of the Warrantholder, enforceable against the Warrantholder in accordance with its terms, except as such enforceability may be subject to (1) the effect of any applicable law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar law affecting creditors’ rights and relief of debtors generally and (2) the effect of rules of law and general principles of equity, including rules of law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(b)    the Warrantholder expressly represents that the Warrantholder has consulted, or had the opportunity to consult, with its legal counsel or other advisors with respect to, and fully understands the meaning and intent of, this Warrant Acknowledgement Agreement, including, but not limited to, the surrender of the Warrants and the acknowledgments, releases, waivers and appointments contained herein;

(c)    the Warrantholder holds the Warrant hereby, free and clear of all liens and other encumbrances, has fully power and authority to surrender the Warrant for cancellation, and does not hold any other interest, directly or indirectly, in any warrant, option or other derivative security issued by the Company or any of its direct or indirect subsidiaries;

(d)    the Warrant is not subject to any purchase option, call option, forfeiture provision, restrictions on transfer, right of first refusal, preemptive right, subscription right or any similar right, or any agreement restricting or otherwise relating to the disposition of the Warrant; and

(e)    the execution and delivery by the Warrantholder of this Warrant Acknowledgement Agreement and the performance by the Warrantholder of this Warrant Acknowledgement Agreement do not and will not (a) if the Warrantholder is not an individual, contravene, conflict with or result in the violation of any of the provisions of any of the constituent documents of the Warrantholder, (b) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material contract to which the Warrantholder is a party, or by which any of the assets or properties of the Warrantholder is bound or affected, (c) contravene, conflict with or result in a violation of any order, judgment or decree or law applicable to the Warrantholder or his, her or its assets or properties or (d) result in the imposition or creation of any lien or other encumbrance upon or with respect to the Warrant.

6.    Transfer of Warrant. The Warrantholder further agrees not to transfer the Warrant, in whole or in part. The Warrantholder hereby acknowledges that any such attempt to transfer the Warrant will be null and void ab initio.

7.    Miscellaneous.

(a)    This Warrant Acknowledgement Agreement constitutes an amendment of the Warrant and shall be binding upon and shall inure to the benefit of the Company and Warrantholder and, in the case of the Warrantholder, shall be binding upon and shall inure to the benefit of the Warrantholder’s successors, assigns, representatives or agents. Parent and Merger Sub, for so long as the Merger Agreement is in effect, and Alternative Purchaser, for so long as any Alternative Purchase Agreement is in effect, are express third party beneficiaries of this Warrant Acknowledgement Agreement and no amendment, modification or waiver of this Agreement in any manner unfavorable to the Company or Parent or Merger Sub or Alternative Purchaser, as applicable, shall be valid unless it shall have been previously approved in writing by Parent, so long as the Merger Agreement is in effect, or Alternative Purchaser, for so long as any Alternative Purchase Agreement is in effect.

(b)    This Warrant Acknowledgment Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Warrant Acknowledgment Agreement shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Warrant Acknowledgment Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating hereto in any court other than the courts of the State of Delaware, as described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by such court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Warrant Acknowledgment Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts of the State of Delaware, as described above, for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Warrant Acknowledgment Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c)    When a reference is made in this Warrant Acknowledgment Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include,” “includes” and “including” and words of similar import when used in this Agreement will mean “include, without limitation,” “includes, without limitation” or “including, without limitation,” unless otherwise specified. The word “or” shall not be exclusive. Each party agrees that it has been represented by counsel in connection with this Warrant Acknowledgment Agreement and that any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Warrant Acknowledgment Agreement against the drafting party has no application and is hereby expressly waived.

(d)    Whenever possible, each provision or portion of any provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Warrant Acknowledgment Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(f)    Upon the Company’s request, the Warrantholder will execute and deliver such documents and take such action as is reasonably necessary to implement the purposes and objectives of this Warrant Acknowledgement Agreement.

(g)    The Warrantholder will keep the information contained herein confidential until such time as the information becomes publicly available.

8.    Termination. This Warrant Acknowledgement Agreement shall terminate and be of no further force or effect upon the one (1) year anniversary of the date hereof, unless the transactions contemplated by the Merger Agreement or an Alternative Purchase Agreement shall have been consummated prior to such time, in which case the obligations under this Warrant Acknowledgment Agreement shall continue and survive such consummation, provided that if the Merger Agreement or an Alternative Purchase Agreement shall be in effect as of the one (1) year anniversary of the date hereof but the transactions contemplated thereby have not been consummated as of such time, this Warrant Acknowledgement Agreement shall only terminate and be of no further force or effect upon the termination of the Merger Agreement or such Alternative Purchase Agreement, as applicable.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Warrant Acknowledgement Agreement to be executed as of the              day of              2017.

WARRANTHOLDER:

By:
Name:
Title:

Warrant Number:

Number of Common Shares Underlying Warrant:

ACKNOWLEDGED AND AGREED:

COMPANY:

By:
Name:
Title:

[Signature Page to Warrant Acknowledgement Agreement]